SingTel

08004550

RECEIVED

2008 AUG 27 A 6:07

SUPPL

11 August 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 4 August 2008 to 8 August 2008.

Our SEC file number is 82-3622.

Yours faithfully

Choo Wei-Pin
Assistant General Counsel

PROCESSED
AUG 29 2008
THOMSON REUTERS

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Friday, August 08, 2008 6:25 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments: 627347.pdf

ASX confirms the release to the market of Doc ID: 627347 as follows:
Release Time: 08-Aug-2008 at 08:25:13
ASX Code: SGT
Announcement Title: Articles of Association

*** THIS IS AN AUTO GENERATED EMAIL. DO NOT REPLY TO THE SENDER OF THIS EMAIL. THIS MAILBOX IS NOT MONITORED. ****
*** Please contact the ASX Company Announcements Office for assistance. ***

~~Name of Company : SINGAPORE TELECOMMUNICATIONS LIMITED~~

Company Registration Number : 199201624D

<u>Resolution 3: Special Resolution</u>
<u>The Proposed Alterations to the Articles of Association</u>

THAT Articles 93, 97, 98 and 103 of the Articles of Association of the Company be altered in the manner as set out in the Appendix to the Circular.

This is the attachment to the Notice of Resolution
signed by me on the 7 th day of August 2008

Chan Su Shan (Ms)
Company Secretary

THE APPENDIX

THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

The alterations which are proposed to be made to the Articles are set out below. For ease of reference, the full text of the Articles proposed to be altered has also been reproduced and the proposed alterations highlighted.

1. **Existing Article 93**

93. A Chief Executive Officer (or person holding an equivalent position) who is a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

Proposed Alteration to Existing Article 93

By deleting Article 93 in its entirety and substituting therefor the following:

93. A Chief Executive Officer (or person holding an equivalent position) who is a Director shall~~, subject to the provisions of any contract between him and the Company,~~ be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

2. **Existing Article 97**

97. At each Annual General Meeting the following Directors for the time being shall retire from office by rotation (in addition to any Director retiring pursuant to Article 103):-

(a) any Director who, if that Director did not retire at the Annual General Meeting, would at the next Annual General Meeting have held office for more than three years; and

(b) one-third (or if that is not a whole number) the next lowest whole number nearest to one-third of the Directors who are not to retire under paragraph (a) or Article 103, selected in accordance with Article 98.

Proposed Alteration to Existing Article 97

By deleting Article 97 in its entirety and substituting therefor the following:

97. (a) A Director must retire from office at the third Annual General Meeting after the Director was elected or last re-elected.

(b) At least three Directors (including any Director retiring pursuant to Article 103) shall retire from office at each Annual General Meeting.

(c) A retiring Director shall be eligible for re-election.

3. **Existing Article 98**

98. The Directors to retire in every year shall be those subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

Proposed Alteration to Existing Article 98

By deleting Article 98 in its entirety and substituting therefor the following:

98. For the purposes of Article 97(b), if at any Annual General Meeting, less than three Directors would retire pursuant to Article 97(a) and Article 103, the Director(s) to retire at that Annual General Meeting (other than those retiring under Article 97(a) or Article 103, if any) ~~in every year~~ shall be those ~~subject to retirement by rotation~~ who have been longest in office since their last re-election or appointment and so that as between persons who became or were re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. ~~A retiring Director shall be eligible for re-election.~~

4. **Existing Article 103**

103. The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but any person so appointed by the Directors shall hold office only until the next Annual General Meeting. He shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

Proposed Alteration to Existing Article 103

By deleting Article 103 in its entirety and substituting therefor the following:

103. The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but any person so appointed by the Directors shall hold office only until the next Annual General Meeting. He shall then be eligible for re-election~~, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting~~.

Name of Company : SINGAPORE TELECOMMUNICATIONS LIMITED

Company Registration Number : 199201624D

<u>Resolution 1: Special Resolution</u>
<u>The Proposed Alterations to the Articles of Association</u>

THAT the Articles of Association of the Company be altered in the manner as set out in Appendix A to the Circular to Shareholders and CUFS Holders dated 28 June 2006 (the "**Circular**").

This is the attachment to the Notice of Resolution
signed by me on the 28th day of July 2006

Chan Su Shan (Ms)
Company Secretary

Appendix A

THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text of the Articles proposed to be altered has also been reproduced and the principal alterations underlined.

1. Existing Article 2

2. (A) In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

"The Act"	*The Companies Act, Chapter 50.*
"The Statutes"	*The Act and every other Act for the time being in force concerning companies and affecting the Company.*
"These presents"	*These Articles of Association as from time to time altered.*
"Office"	*The registered office of the Company for the time being.*
"Paid"	*Paid or credited as paid.*
"Seal"	*The Common Seal of the Company.*
"Month"	*Calendar month.*
"Year"	*Calendar year.*
"In writing"	*Written or produced by any substitute for writing or partly one and partly another.*
"CDI"	*CHESS Depository Interests in shares in the Company.*
"CDN"	*CHESS Depository Nominees Pty Ltd or its successor.*
"CDN Account"	*A record relating to one holding of CDIs maintained by CDN.*
"CDN Holder"	*In relation to each CDN Account, the person entered in the records of CDN in relation to that CDN Account.*
"Exchange Rules"	*The Main Exchange Rules and the Other Exchange Rules.*
"Main Exchange"	*Singapore Exchange Securities Trading Limited.*
"Main Exchange Rules"	*The rules of the Main Exchange applicable to the Company as those rules may be in force from time to time and as they may be waived or modified in respect of the Company either generally or in a particular case.*
"Other Exchange"	*A stock exchange other than the Main Exchange.*
"Other Exchange Rules"	*Subject to Article 2(B), in relation to an Other Exchange on which the Company is listed, the rules of the Other Exchange applicable to the Company as those rules may be in force from time to time and as they may be waived or modified in respect of the Company either generally or in a particular case.*

Appendix A

The expressions "Depositor", "Depository", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in the Act.

References in these presents to "holders" of shares or a class of shares shall:-

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these presents; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares,

and "holding" and "held" shall be construed accordingly.

The expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Subject as aforesaid any words or expressions defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

(B) In these presents:-

(a) a reference to Other Exchange Rules has effect if, and only if, at the relevant time, the Company is listed on that Other Exchange and otherwise is to be disregarded;

(b) if the provisions of the Statutes and any Other Exchange Rules are in conflict on any matter, the provisions of the Statutes shall prevail;

(c) if the provisions of any Other Exchange Rules and any Main Exchange Rules are in conflict, the provisions of the Main Exchange Rules shall prevail;

(d) if any of the Other Exchange Rules impose additional requirements or obligations on the Company and the Company would not breach or contravene the Statutes or the Main Exchange Rules by complying with those additional requirements or obligations of the Other Exchange Rules, the Exchange Rules shall include both the relevant provisions of the Main Exchange Rules and those Other Exchange Rules.

Proposed Alterations to Existing Article 2

By deleting Article 2 in its entirety and substituting therefor the following:

2. (A) In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

"The Act"	The Companies Act, Chapter 50.
"The Statutes"	The Act and every other Aact for the time being in force concerning companies and affecting the Company.
"These presents"	These Articles of Association as from time to time altered.

Appendix A

"Office"	The registered office of the Company for the time being.
"Paid"	Paid or credited as paid.
"Seal"	The Common Seal of the Company.
"Month"	Calendar month.
"Year"	Calendar year.
"In writing"	Written or produced by any substitute for writing or partly one and partly another.
"CDI"	CHESS ~~Depository~~ Depositary Interests in shares in the Company and includes CHESS Units of Foreign Securities relating to shares in the Company (CUFS).
"CDN"	CHESS ~~Depository~~ Depositary Nominees Pty Ltd or its successor.
"CDN Account"	A record relating to one holding of CDIs maintained by CDN.
"CDN Holder"	In relation to each CDN Account, the person entered in the records of CDN in relation to that CDN Account.
"Exchange Rules"	The Main Exchange Rules and the Other Exchange Rules.
"Main Exchange"	Singapore Exchange Securities Trading Limited.
"Main Exchange Rules"	The rules of the Main Exchange applicable to the Company as those rules may be in force from time to time and as they may be waived or modified in respect of the Company either generally or in a particular case.
"Other Exchange"	A stock exchange other than the Main Exchange.
"Other Exchange Rules"	Subject to Article 2(B), in relation to an Other Exchange on which the Company is listed, the rules of the Other Exchange applicable to the Company as those rules may be in force from time to time and as they may be waived or modified in respect of the Company either generally or in a particular case.

The expressions "Depositor", "Depository", "Depository Agent", ~~and~~ "Depository Register" and "treasury shares" shall have the meanings ascribed to them respectively in the Act.

References in these presents to "holders" of shares or a class of shares shall:-

(a) exclude the Depository or its nominee (as the case may be) except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these presents; ~~and~~

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares; and

(c) except where otherwise expressly provided in these presents, exclude the Company in relation to shares held by it as treasury shares,

and "holding" and "held" shall be construed accordingly.

References in these presents to "member" shall, where the Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

The expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

Appendix A

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Any reference in these presents to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Subject as aforesaid any words or expressions defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

The headnotes are inserted for convenience only and shall not affect the construction of these presents.

(B) In these presents:-

(a) a reference to Other Exchange Rules has effect if, and only if, at the relevant time, the Company is listed on that Other Exchange and otherwise is to be disregarded;

(b) if the provisions of the Statutes and any Other Exchange Rules are in conflict on any matter, the provisions of the Statutes shall prevail;

(c) if the provisions of any Other Exchange Rules and any Main Exchange Rules are in conflict, the provisions of the Main Exchange Rules shall prevail; and

(d) if any of the Other Exchange Rules impose additional requirements or obligations on the Company and the Company would not breach or contravene the Statutes or the Main Exchange Rules by complying with those additional requirements or obligations of the Other Exchange Rules, the Exchange Rules shall include both the relevant provisions of the Main Exchange Rules and those Other Exchange Rules.

2. Existing Headnote "SHARE CAPITAL" and Article 3

SHARE CAPITAL

3. The authorised share capital of the Company is $4,999,999,999.65 divided into 33,333,333,331 ordinary shares of $0.15 each.

Proposed Alterations to Existing Headnote "SHARE CAPITAL" and Existing Article 3

By deleting the headnote "SHARE CAPITAL" appearing immediately before Article 3 and Article 3 in their entirety.

3. Existing Article 4

4. Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 9, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors, provided always that:-

(a) except as permitted in Article 5, no shares shall be issued to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue have an interest directly or indirectly in more than 15 per cent. of the shares issued by the Company for the time being;

(b) *no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting;*

(c) *no shares shall be issued at a discount except in accordance with the Statutes;*

(d) *(subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 9(A) with such adaptations as are necessary shall apply; and*

(e) *any other issue of shares, the aggregate of which would exceed the limits referred to in Article 9(B), shall be subject to the approval of the Company in General Meeting.*

Proposed Alterations to Existing Article 4

By deleting Article 4 in its entirety and substituting therefor the following:

~~4~~3. Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 9, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors, provided always that:-

(a) except as permitted in Article ~~5~~4, no shares shall be issued to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue have an interest directly or indirectly in more than 15 per cent. of the shares issued by the Company for the time being;

(b) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting;

~~(c)~~ ~~no shares shall be issued at a discount except in accordance with the Statutes;~~

~~(d)~~(c) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 9(A) with such adaptations as are necessary shall apply; and

~~(e)~~(d) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 9(B), shall be subject to the approval of the Company in General Meeting.

4. **Existing Article 5**

5. Notwithstanding any other provision of these presents, Temasek Holdings (Private) Limited and/or such other person or persons approved by the Directors (the "Permitted Persons") shall be entitled to have an interest in more than 15 per cent. of the issued share capital of the Company.

Proposed Alterations to Existing Article 5

By deleting Article 5 in its entirety and substituting therefor the following:

~~5~~4. Notwithstanding any other provision of these presents, Temasek Holdings (Private) Limited and/or such other person or persons approved by the Directors (the "Permitted Persons") shall be entitled to have an interest in more than 15 per cent. of the issued shares ~~capital~~ of the Company.

Appendix A

5. Existing Article 6

6. (A) In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(B) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

Proposed Alterations to Existing Article 6

By deleting Article 6 in its entirety and substituting therefor the following:

~~6~~5. (A) ~~In the event of p~~Preference shares ~~being~~ may be issued ~~the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and~~ subject to such limitation thereof as may be prescribed by any applicable Exchange Rules. ~~p~~Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(B) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

6. New Headnote "TREASURY SHARES" and New Article 6

By inserting new headnote "TREASURY SHARES" and new Article 6 immediately before Article 7 as follows:

TREASURY SHARES

6. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.

7. Existing Article 7

7. (A) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

(B) The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

Appendix A

Proposed Alterations to Existing Article 7

By deleting Article 7 in its entirety and substituting therefor the following:

7. ~~(A)~~ Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters ~~in nominal value~~ of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third ~~in nominal value~~ of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters ~~in nominal value~~ of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

8. ~~(B)~~ The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the ~~creation or~~ issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

8. **Existing Article 8**

8. The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

Proposed Alterations to Existing Article 8

By deleting Article 8 in its entirety.

9. **Existing Article 9**

9. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting and to any applicable Exchange Rules, all new shares shall before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice (complying with any applicable Exchange Rules) specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may (in accordance with any applicable Exchange Rules) dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 9(A).

(B) Notwithstanding Article 9(A) and in accordance with any applicable Exchange Rules, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution), does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:

(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Singapore Exchange Securities Trading Limited) and these presents; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

(C) Except so far as otherwise provided by the conditions of issue or by these presents, all new shares shall be subject to the provisions of the Statutes and of these presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

Proposed Alterations to Existing Article 9

By deleting Article 9 in its entirety and substituting therefor the following:

9. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting and to any applicable Exchange Rules, all new shares shall before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as nearly as the circumstances admit, to the ~~amount~~ number of the existing shares to which they are entitled. The offer shall be made by notice (complying with any applicable Exchange Rules) specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may (in accordance with any applicable Exchange Rules) dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 9(A).

(B) Notwithstanding Article 9(A) and in accordance with any applicable Exchange Rules, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

~~(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution), does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);~~

~~(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:~~

~~(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed; and~~

~~(ii) any subsequent consolidation or subdivision of shares;~~

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) shall be subject to such limits and manner of calculation as may be prescribed by the Main Exchange;

~~(3)~~(2) In exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the ~~Listing Manual of the Singapore Exchange Securities Trading Limited~~ Main Exchange Rules for the time being in force (unless such compliance is waived by the ~~Singapore Exchange Securities Trading Limited~~ Main Exchange) and these presents; and

~~(4)~~(3) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

(C) Except so far as otherwise provided by the conditions of issue or by these presents, all new shares shall be subject to the provisions of the Statutes and of these presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

10. Existing Article 10

10. The Company may by Ordinary Resolution and in accordance with any applicable Exchange Rules:-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares

may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares (but so that the proportion between the amount paid and the amount unpaid on each share must be the same as before the sub-division); and

(d) subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

Proposed Alterations to Existing Article 10

By deleting Article 10 in its entirety and substituting therefor the following:

10. The Company may by Ordinary Resolution and in accordance with any applicable Exchange Rules:-

(a) consolidate and divide all or any of its shares ~~capital into shares of larger amount than its existing shares;~~

~~(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;~~

~~(c)~~(b) sub-divide its shares, or any of them~~, into shares of smaller amount than is fixed by the Memorandum of Association~~ (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to ~~unissued or~~ new shares (but so that the proportion between the amount paid and the amount unpaid on each share must be the same as before the sub-division); and

~~(d)~~(c) subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

11. **Existing Article 11**

11. (A) The Company may reduce its share capital or any capital redemption reserve fund, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.

(B) The Company may, subject to and in accordance with the Statutes and any applicable Exchange Rules, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share that is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire, and the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes and any applicable Exchange Rules.

Proposed Alterations to Existing Article 11

By deleting Article 11 in its entirety and substituting therefor the following:

11. (A) The Company may reduce its share capital ~~or any capital redemption reserve fund, share premium account~~ or ~~other~~ any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.

(B) The Company may, subject to and in accordance with the Statutes and any applicable Exchange Rules, purchase or otherwise acquire its issued shares ~~in the issued share capital of the Company~~ on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share that is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Statutes, be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire~~, and the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled~~. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes and any applicable Exchange Rules.

Appendix A

12. Existing Article 12

12. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these presents or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the person (other than the Depository) entered in the Register of Members as the registered holder thereof or (as the case may be) person whose name is entered in the Depositary Register in respect of that share.

Proposed Alterations to Existing Article 12

By deleting Article 12 in its entirety and substituting therefor the following:

12. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these presents or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the person (other than the Depository or its nominee (as the case may be)) entered in the Register of Members as the registered holder thereof or (as the case may be) person whose name is entered in the Depository Register in respect of that share.

13. Existing Article 14

14. Subject to the provisions of these presents and of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

Proposed Alterations to Existing Article 14

By deleting Article 14 in its entirety and substituting therefor the following:

14. Subject to the provisions of these presents and of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all ~~unissued~~ new shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

14. Existing Article 15

15. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted provided that the rate or amount of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

Proposed Alterations to Existing Article 15

By deleting Article 15 in its entirety and substituting therefor the following:

15. The Company may ~~exercise the powers of~~ paying commissions or brokerage on any issue of shares at such ~~conferred by the Statutes to the full extent thereby permitted provided that the~~ rate or amount and in such manner as the Directors may deem fit. ~~of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes.~~ Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. ~~The Company may also on any issue of shares pay such brokerage as may be lawful.~~

15. Existing Article 17

17. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class.

Proposed Alterations to Existing Article 17

By deleting Article 17 in its entirety and substituting therefor the following:

17. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid ~~up~~ and amount (if any) unpaid thereon. No certificate shall be issued representing shares of more than one class.

16. Existing Article 19

19. Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten market days (or such other period as may be required by any applicable Exchange Rules) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be required by any applicable Exchange Rules. For the purposes of this Article 19, "market day" shall mean a day on which the Singapore Exchange Securities Trading Limited is open for trading in securities.

Proposed Alterations to Existing Article 19

By deleting Article 19 in its entirety and substituting therefor the following:

19. ~~Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, e~~Every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten market days (or such other period as may be required by any applicable Exchange Rules) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay ~~all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and~~ a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be required by any applicable Exchange Rules. For the purposes of this Article 19, "market day" shall mean a day on which the Singapore Exchange Securities Trading Limited is open for trading in securities.

17. Existing Article 21(C)

21. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any Stock Exchange upon which the Company is listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

Proposed Alterations to Existing Article 21(C)

By deleting Article 21(C) in its entirety and substituting therefor the following:

21. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any Stock Exchange upon which the Company is listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require ~~together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps~~. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

18. Existing Article 22

22. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares and any applicable Exchange Rules. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

Proposed Alterations to Existing Article 22

By deleting Article 22 in its entirety and substituting therefor the following:

22. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares ~~(whether on account of the nominal value of the shares or, when permitted, by way of premium)~~ but subject always to the terms of issue of such shares and any applicable Exchange Rules. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

19. Existing Article 25

25. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Proposed Alterations to Existing Article 25

By deleting Article 25 in its entirety and substituting therefor the following:

25. Any sum ~~(whether on account of the nominal value of the share or by way of premium)~~ which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

20. Existing Article 27

27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.

Proposed Alterations to Existing Article 27

By deleting Article 27 in its entirety and substituting therefor the following:

27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys ~~(whether on account of the nominal value of the shares or by way of premium)~~ uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.

21. **Existing Article 33**

33. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and for all moneys as the Company may be called upon by law to pay in respect of the shares of the member or deceased member. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

Proposed Alterations to Existing Article 33

By deleting Article 33 in its entirety and substituting therefor the following:

33. The Company shall have a first and paramount lien on every share (not being a fully paid share) and dividends from time to time declared in respect of such shares. Such lien shall be restricted to unpaid calls and instalments upon the specific shares in respect of which such moneys are due and unpaid, and to such amounts ~~for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and for all moneys~~ as the Company may be called upon by law to pay in respect of the shares of the member or deceased member. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

22. **Existing Article 36**

36. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together (where the same be required) with the share certificate delivered to a purchaser (or where the purchaser is a Depositor, to the Depository) or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the share shall be registered in the name of the person to whom the share is sold, re-allotted or disposed of or, where such person is a Depositor, the Company shall procure that his name be entered in the Depository Register in respect of the share so sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Proposed Alterations to Existing Article 36

By deleting Article 36 in its entirety and substituting therefor the following:

36. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together (where the same be required) with the share certificate delivered to a purchaser (or where the purchaser is a Depositor, to the Depository or its nominee (as the case may be)) or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the share shall be registered in the name of the person to whom the share is sold, re-allotted or disposed of or, where such person is a Depositor, the Company shall procure that his name be entered in the Depository Register in respect of the share so sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Appendix A

23. Existing Article 37

37. All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in the form for the time being approved by any Stock Exchange upon which the shares in the Company may be listed or in any other form acceptable to the Directors. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that an instrument of transfer in respect of which the transferee is the Depository or CDN shall be effective although not signed or witnessed by or on behalf of the Depository or CDN (as the case may be). The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

Proposed Alterations to Existing Article 37

By deleting Article 37 in its entirety and substituting therefor the following:

37. All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in the form for the time being approved by any Stock Exchange upon which the shares in the Company may be listed or in any other form acceptable to the Directors. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that an instrument of transfer in respect of which the transferee is the Depository (or its nominee) or CDN shall be effective although not signed or witnessed by or on behalf of the Depository (or its nominee) or CDN (as the case may be). The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

24. Existing Article 40(A)

40. (A) The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-

(a) all or any part of the stamp duty (if any) payable on each share certificate and such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

(c) the instrument of transfer is in respect of only one class of shares;

(d) the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered; and

(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:-

(i) the extent of the transferee's interest, directly or indirectly, in the issued share capital of the Company as at the date of the declaration;

(ii) whether or not the transferee is a nominee and (where the transferee is a nominee) such particulars of the interest in the shares comprised in such instrument of transfer as would otherwise have to be given under the provisions of sub-paragraph (i); and

(iii) such other information as may be required by the Directors for the purposes of Article 41 or 43.

Proposed Alterations to Existing Article 40(A)

By deleting Article 40(A) in its entirety and substituting therefor the following:

40. (A) The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-

(a) ~~all or any part of the stamp duty (if any) payable on each share certificate and~~ such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b) the amount of proper duty (if any) with which each instrument of transfer is chargeable under any law for the time being in force relating to stamps is paid;

~~(b)~~(c) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which ~~it~~ the transfer relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

~~(c)~~(d) the instrument of transfer is in respect of only one class of shares; and

~~(d) the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered; and~~

(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:-

(i) the extent of the transferee's interest, directly or indirectly, in the issued shares ~~capital~~ of the Company as at the date of the declaration;

(ii) whether or not the transferee is a nominee and (where the transferee is a nominee) such particulars of the interest in the shares comprised in such instrument of transfer as would otherwise have to be given under the provisions of sub-paragraph (i); and

(iii) such other information as may be required by the Directors for the purposes of Article 41 or 43.

25. Existing Article 41(A)

41. (A) The Directors may:-

(a) if a declaration made or any evidence or information furnished pursuant to Article 40(A)(e) or 40(B) contains any statement which is false or incorrect in any material particular; or

(b) if it shall come to the notice of the Directors that the share capital in which any person or related group of persons has an interest is in excess of 15 per cent. of the issued share capital,

at any time serve a notice in writing on the holder or holders of the shares concerned requiring that holder to transfer and/or the person having an interest in the shares concerned to dispose of the interest in such number of shares registered in the name of such holder or in which such person has an interest (the "Affected Shares") as the Directors may deem necessary to a person who is qualified to have an interest in the Affected Shares.

Proposed Alterations to Existing Article 41(A)

By deleting Article 41(A) in its entirety and substituting therefor the following:

41. (A) The Directors may:-

(a) if a declaration made or any evidence or information furnished pursuant to Article 40(A)(e) or 40(B) contains any statement which is false or incorrect in any material particular; or

(b) if it shall come to the notice of the Directors that the share capital in which any person or related group of persons has an interest is in excess of 15 per cent. of the issued shares ~~capital~~ of the Company,

at any time serve a notice in writing on the holder or holders of the shares concerned requiring that holder to transfer and/or the person having an interest in the shares concerned to dispose of the interest in such number of shares registered in the name of such holder or in which such person has an interest (the "Affected Shares") as the Directors may deem necessary to a person who is qualified to have an interest in the Affected Shares.

26. Existing Article 43

43. The Directors may in their sole discretion refuse to register any transfer of shares if, inter alia, in their opinion:-

(i) except as permitted under Article 5, such transfer when registered would result in any person or related group of persons other than a Permitted Person having an interest in more than 15 per cent. of the issued share capital of the Company; or

(ii) such transfer is made to a corporation, individual or other legal entity (other than the Depository) who in the opinion of the Directors will hold the shares as a nominee, unless such holding as nominee shall be approved by the Directors.

Proposed Alterations to Existing Article 43

By deleting Article 43 in its entirety and substituting therefor the following:

43. The Directors may in their sole discretion refuse to register any transfer of shares if, inter alia, in their opinion:-

(i) except as permitted under Article ~~5~~4, such transfer when registered would result in any person or related group of persons other than a Permitted Person having an interest in more than 15 per cent. of the issued shares ~~capital~~ of the Company; or

(ii) such transfer is made to a corporation, individual or other legal entity (other than the Depository) who in the opinion of the Directors will hold the shares as a nominee, unless such holding as nominee shall be approved by the Directors.

27. Existing Article 45

45. If the Directors refuse to register a transfer of any shares, they shall within ten market days after the date on which the application for transfer was lodged with the Company send to the transferor and the transferee a notice in writing stating the reasons justifying the refusal to transfer and a notice of the refusal as required by the Statutes.

Proposed Alterations to Existing Article 45

By deleting Article 45 in its entirety and substituting therefor the following:

45. If the Directors refuse to register a transfer of any shares, they shall within ten market days after the date on which the application for transfer was lodged with the Company send to the transferor and the transferee a notice in writing stating the reasons justifying the refusal to transfer and a notice of the refusal as required by the Statutes. "Market day" shall have the meaning ascribed to it in Article 19.

28. Existing Article 52

52. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

Proposed Alterations to Existing Article 52

By deleting Article 52 in its entirety and substituting therefor the following:

52. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares ~~of any denomination~~.

29. Existing Article 53

53. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine.

Proposed Alterations to Existing Article 53

By deleting Article 53 in its entirety and substituting therefor the following:

53. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units ~~(not being greater than the nominal amount of the shares from which the stock arose)~~ as the Directors may from time to time determine.

30. Existing Article 54

54. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

Proposed Alterations to Existing Article 54

By deleting Article 54 in its entirety and substituting therefor the following:

54. The holders of stock shall, according to the ~~amount~~ number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by ~~an amount~~ the number of stock units which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

31. Existing Article 57

57. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of these presents entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right;

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days' notice of any General Meeting shall be given by advertisement in the daily press and in writing to any Stock Exchange upon which the shares in the Company may be listed where to do so is required by any applicable Exchange Rule.

Appendix A

Proposed Alterations to Existing Article 57

By deleting Article 57 in its entirety and substituting therefor the following:

57. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of these presents and the Act entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. ~~in nominal value of the shares giving that right~~ of the total voting rights of all the members having a right to vote at that meeting;

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days' notice of any General Meeting shall be given by advertisement in the daily press and in writing to any Stock Exchange upon which the shares in the Company may be listed where to do so is required by any applicable Exchange Rule.

32. Existing Article 67

67. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(a) the chairman of the meeting; or

(b) not less than two members present in person or by proxy and entitled to vote; or

(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right;

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

Proposed Alterations to Existing Article 67

By deleting Article 67 in its entirety and substituting therefor the following:

67. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(a) the chairman of the meeting; or

(b) not less than two members present in person or by proxy and entitled to vote at the meeting; or

(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding ~~shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right~~ <u>not less than 10 per cent. of the total number of paid-up shares of the Company (excluding treasury shares);</u>

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

33. Existing Article 71

71. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person and each proxy shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

Proposed Alterations to Existing Article 71

By deleting Article 71 in its entirety and substituting therefor the following:

71. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company <u>and to Article 6</u>, each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person and each proxy shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

34. Existing Article 83

83. Subject as hereinafter provided the Directors shall not be less than two in number.

Proposed Alterations to Existing Article 83

By deleting Article 83 in its entirety and substituting therefor the following:

83. Subject as hereinafter provided the Directors shall not be less than two in number. <u>All Directors of the Company shall be natural persons.</u>

35. Existing Article 99

99. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:-

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

Appendix A

Proposed Alterations to Existing Article 99

By deleting Article 99 in its entirety and substituting therefor the following:

99. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:-

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director is disqualified under the Act from holding office as a Director or has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

36. Existing Article 101

101. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than 11 nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, Provided that in the case of a person recommended by the Directors for election not less than nine clear days' notice shall be necessary and notice of each and every such person shall be served on the members at least seven days prior to the meeting at which the election is to take place.

Proposed Alterations to Existing Article 101

By deleting Article 101 in its entirety and substituting therefor the following:

101. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than 11 nor more than 42 days (~~inclusive~~ exclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, Provided that in the case of a person recommended by the Directors for election not less than nine clear days' notice shall be necessary and notice of each and every such person shall be served on the members at least seven days prior to the meeting at which the election is to take place.

37. Existing Article 104(A)

104. (A) Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director) to be his alternate Director and may in like manner at any time terminate such appointment. A person shall not act as alternate Director to more than one Director at the same time.

Proposed Alterations to Existing Article 104(A)

By deleting Article 104(A) in its entirety and substituting therefor the following:

104. (A) Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved. A person shall not act as alternate Director to more than one Director at the same time.

38. **Existing Article 105(B)**

105. (B) Directors may participate in a meeting of the Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, without a Director being in the physical presence of another Director or Directors, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

Proposed Alterations to Existing Article 105(B)

By deleting Article 105(B) in its entirety and substituting therefor the following:

105. (B) Directors may participate in a meeting of the Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, without a Director being in the physical presence of another Director or Directors, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. The Directors participating in any such meeting shall be counted in the quorum for such meeting and subject to there being a requisite quorum in accordance with Article 106, all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held. A meeting conducted by means of a conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

39. **Existing Article 116**

116. The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these presents and to the provisions of the Statutes. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

Proposed Alterations to Existing Article 116

By deleting Article 116 in its entirety and substituting therefor the following:

116. The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting ~~subject nevertheless to any regulations of these presents and to the provisions of the Statutes~~. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

40. **Existing Article 126**

126. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

Appendix A

Proposed Alterations to Existing Article 126

By deleting Article 126 in its entirety and substituting therefor the following:

126. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions (if any) of the Statutes.

41. **Existing Article 129(A)**

129. (A) Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

Proposed Alterations to Existing Article 129(A)

By deleting Article 129(A) in its entirety and substituting therefor the following:

129. (A) ~~Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.~~

Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:-

(a) all dividends in respect of shares shall be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

42. **New Article 133**

By re-numbering Article 133 as Article 132(C) and by inserting new Article 133 immediately before Article 134 as follows:

133. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date of the declaration of such dividend or the date on which such other moneys are first payable.

43. Existing Headnote "CAPITALISATION OF PROFITS AND RESERVES" and Article 138

CAPITALISATION OF PROFITS AND RESERVES

138. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 9(B)), capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or (in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(B) In addition and without prejudice to the power to capitalise profits and other moneys provided for by Article 138(A), the Directors shall have power to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full at par unissued shares on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting in such manner and on such terms as the Directors shall think fit.

Proposed Alterations to Existing Headnote "CAPITALISATION OF PROFITS AND RESERVES" and Existing Article 138

By deleting the headnote "CAPITALISATION OF PROFITS AND RESERVES" and Article 138 in their entirety and substituting therefor the following respectively:

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

138. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 9(B))~~,~~ :-

(a) issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:-

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares; and/or

(b) capitalise any sum standing to the credit of any of the Company's reserve accounts ~~(including Share Premium Account, Capital Redemption Reserve Fund~~ or other undistributable reserve~~)~~ or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:-

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

Appendix A

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full ~~unissued~~ <u>new</u> shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, ~~unissued~~ <u>new</u> shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

The Directors may do all acts and things considered necessary or expedient to give effect to any such <u>bonus issue and/or</u> capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such <u>bonus issue or</u> capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(B) In addition and without prejudice to the powers ~~to capitalise profits and other moneys~~ provided for by Article 138(A), the Directors shall have power to <u>issue shares for which no consideration is payable to the Company and/or to</u> capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full ~~at par unissued shares~~ <u>new shares, in each case</u> on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting in such manner and on such terms as the Directors shall think fit.

THE COMPANIES ACT, CAP. 50

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM

AND

NEW ARTICLES OF ASSOCIATION

(Adopted by Special Resolution passed on 29th September, 1999
and as amended by Special Resolutions passed on 25th September, 2000,
29th May, 2001, 30th August, 2002, 29th August, 2003
and 29th July, 2004)

OF

SINGAPORE TELECOMMUNICATIONS LIMITED

SingTel

Incorporated on the 28th day of March, 1992.

Reprinted in January 2005

incorporating amendments made up to and including 29th July, 2004

FORM 20
THE COMPANIES ACT, CAP. 50

SECTION 31(3)

CERTIFICATE OF INCORPORATION ON
CONVERSION TO A PUBLIC COMPANY

Name of Company : **SINGAPORE TELECOMMUNICATIONS PRIVATE LIMITED**

Company No. : 199201624D

This is to certify that the abovenamed company, which was on 28th March, 1992 incorporated under the Companies Act as a company limited by shares, did on 1st October, 1993 convert to a public company and that the name of the company now is SINGAPORE TELECOMMUNICATIONS LIMITED.

Given under my hand and seal on 1st October, 1993.

MISS JUTHIKA RAMANATHAN
DY REGISTRAR OF COMPANIES & BUSINESSES
SINGAPORE

FORM 9
THE COMPANIES ACT, CAP. 50

Section 19(4)

No. of Company

199201624D

CERTIFICATE OF INCORPORATION OF PRIVATE COMPANY

This is to certify that SINGAPORE TELECOMMUNICATIONS PRIVATE LIMITED is incorporated under the Companies Act, Cap. 50, on and from 28th March, 1992 and that the Company is a private company limited by shares.

Given under my hand and seal on 28th March, 1992.

PRADEEP KUMAR SINGH
ASST REGISTRAR OF COMPANIES & BUSINESSES
SINGAPORE

*PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

*SINGAPORE TELECOMMUNICATIONS PRIVATE LIMITED

1. The name of the Company is *"SINGAPORE TELECOMMUNICATIONS PRIVATE LIMITED".

2. The Registered Office of the Company will be situate in the Republic of Singapore.

3. The objects for which the Company is established are:-

(1) To acquire or take over the property, rights and liabilities of the Telecommunication Authority of Singapore relating to the provision of telecommunication systems and services pursuant to the Telecommunication Authority of Singapore Act 1992 and to carry on, expand and extend such businesses of the Telecommunication Authority of Singapore or any part or parts thereof.

(2) To carry on all or any of the businesses of running (whether under licence or otherwise), operating, managing and supplying telecommunication systems and systems of all kinds for the conveyance by any means of sounds, visual images and signals of all kinds.

(3) To carry on all or any of the businesses of supplying, operating, managing and dealing in services and facilities for communications of all kinds (including, without prejudice to the generality of the foregoing, telecommunication services) and services and facilities which incorporate, use, or are used in conjunction with, in connection with or ancillary to, telecommunication systems or telecommunication apparatus and equipment.

(4) To carry on all or any of the businesses of running, operating, managing and supplying data processing and information systems (including, without prejudice to the generality of the foregoing, videotex, viewdata and teletext systems) and systems utilising or utilised in or for the capture, storage, retrieval, processing, conversion, transmission, receipt or presentation of messages and signals (including, but not limited to, data, sounds and visual images) by, with the aid of, in conjunction with, or in any way whatsoever utilising computers or similar equipment, and computer programs and

* By Special Resolutions passed on 30th September, 1993, the Company resolved to be converted to a public company and to change its name from Singapore Telecommunications Private Limited to Singapore Telecommunications Limited. On 1st October, 1993, the Company was converted to a public company and adopted the name Singapore Telecommunications Limited.

databases, and to carry on the businesses of operating, managing, supplying and dealing in services and facilities of all kinds which incorporate, use or are used in conjunction with, in connection with or ancillary to, systems of such descriptions as aforesaid or any of the apparatus and equipment comprised therein.

(5) To invent, design, develop, construct, manufacture, produce, erect, assemble, test, import, alter, install, maintain, repair, operate, manage, purchase, sell, hire, hire-purchase, hire out, supply and otherwise deal in plant, equipment, systems and apparatus for data processing systems (including, but not limited to, data processing hardware, data processing software and related equipment or accessories).

(6) To invent, design, develop, construct, manufacture, produce, erect, assemble, test, import, export, alter, install, maintain, repair, renovate, refurbish, recondition, utilise, operate, manage, acquire, sell, hire, hire-purchase, hire out, supply and otherwise deal in plant, equipment and apparatus for the purposes of communications of all kinds (including, without prejudice to the generality of the foregoing, plant, equipment and apparatus which is intended for, or capable of, or designed for use in, with, in connection with, in conjunction with, connected (directly or indirectly) to, or ancillary to, all, part or parts of telecommunication, data processing, information storage or retrieval or process control systems, services, facilities, apparatus, plant and equipment as the case may be), and anything capable of being used for or in connection with or ancillary to such plant, equipment and apparatus as aforesaid.

(7) To carry on the business of operators of telegraph, wireless, optical fibre, electronic, satellite or other transmission and to own, operate, construct, establish, equip or arrange for the provision of telegraph, wireless, satellites and radio stations or any other station or object of reception for the reception, transmission, relaying or reproduction in audible or visible form of signals, messages, broadcasting, programmes, information, instruction or communication by means of electric currents, electronic impulses, optical waves, radio or electro-magnetic waves or by any other means, and to hold licences for such stations, works and services and to carry on the business of manufacturers, designers, consultants, experts, buyers, sellers, hirers, renters, repairers, importers, exporters, and distributors of radio receivers, apparatus, accessories and appliances of every kind for the purposes of the said businesses.

(8) To invent, design, develop, construct, manufacture, produce, erect, assemble, test, import, export, alter, install, maintain, repair, renovate, refurbish, recondition, utilise, operate, manage, purchase, sell, hire, hire-purchase, hire out, supply and otherwise deal in all kinds of equipment, apparatus (including, without limitation, satellites and orbiting apparatus), plant, machinery, appliances, articles, furniture, things, accessories, components, fittings, tools, materials, substances, products, computers, computer programs and software which are required or are likely to be required by the Company or other persons for the purposes of, or in connection with, any of the businesses of the Company or which in the opinion of the Company may be conveniently or advantageously dealt with by the Company in connection or association with any of its objects or the objects of any of its subsidiaries.

(9) To design, modify, develop, manufacture, assemble, maintain and deal in computers and peripheral equipment, visual display units, terminals and adaptors which incorporate or are capable of being incorporated in, or which use or are used in conjunction with, in connection with or ancillary to telecommunication systems or services or telecommunication apparatus and equipment; to provide technical and advisory services for users and potential users of such items and to devise and supply computer programs and other software for such users in respect of all or any of the foregoing.

(10) To construct, charter, purchase or otherwise acquire and work cableships and submersibles for the purposes of or in connection with any of the businesses of the Company (including, without limitation, for the laying, repair and maintenance of submarine cables); and to provide facilities for the storage, warehousing, distribution and carriage of submarine cables and other articles and things used for the purposes of or in connection with any of the businesses of the Company.

(11) To carry on all or any of the businesses of, and to provide services associated with, engineers (including, without limitation, telecommunications, mechanical, chemical, electrical and civil engineers), and to carry on the business of manufacturers of, hirers, repairers, cleaners, storers and warehousers of motor cars, lorries, motor-cycles and vehicles of all kinds, and all machinery, implements, appliances, apparatus, lubricants, cements, solutions, enamels, and all things capable of being used therewith, or in the manufacture, maintenance and working thereof.

(12) To acquire, produce, transmit, publish, print and reproduce data and information in any form whatsoever (including, without prejudice to the generality of the foregoing, visual or audible form and forms capable of being used by, in, or in connection with, computers), and to buy, sell, supply and otherwise deal in directories, databases (including information contained therein), brochures, manuals, journals, periodicals, magazines, newspapers, books, pictures, photographs, stationery and other documents.

(13) To provide (whether by itself or by its subsidiaries) a universal postal service within Singapore and to and from other countries, and to establish, install or maintain a network of post offices, postage label vending machines and posting boxes or other receptacles for the deposit of postal articles in Singapore in connection therewith; to provide ancillary messaging and delivery services including, but not limited to, mail notices, electronic mail services, express mail delivery services, surface air-lifted mail services, registered and insured mail services, post restante services, parcel services, courier services and mail house, contract mail management and business reply services; to operate services for the remittance of money by means of money orders, postal orders or otherwise howsoever; to provide international reply coupon services, to manufacture and issue postage stamps and operate a philatelic business either by itself or by its subsidiaries.

(14) To carry on the business of stamp retailers, shippers, forwarding agents, owners and charterers of road vehicles, aircraft and ships, to receive mails, goods, papers, money and articles for safe custody, to enter into contracts for the conveyance of mails, goods and chattels

of every description by road, rail, water or air, to act as customs clearance agents and to supply enquiry agents, couriers and messengers for any purpose.

(15) To operate agency or other services on behalf of the Government of Singapore, statutory boards or the private sector.

(16) To carry on the business of inventors and to conduct, and to promote the conduct by other persons of, research and development in connection with any of the activities of the Company authorised in this Memorandum and in any other area which might benefit the business of the Company or of persons having or likely to have dealings with the Company; to establish, maintain and operate research stations, laboratories, plants, workshops, field stations, testing sites, facilities and establishments and generally to engage in research and development for the Company and for other persons and to turn to account the results thereof.

(17) To provide for the benefit of other persons consultancy (including financial consultancy), advisory, training and management services concerning or connected with anything that the Company does in the exercise of its powers or has power to do, or in which the Company has gained or developed expertise in the course of its business, and to provide training and educational courses, instruction, documentation and material for employees of the Company and for other persons in matters which in the opinion of the Company are connected with, or concern or are of benefit to, the businesses and activities of the Company or which utilise the Company's communications systems or services.

(18) To establish and carry on schools or institutions of learning at or from which employees of the Company and/or the public may obtain education and instruction by post or otherwise in telecommunication, postal, computer and related subjects or in other subjects which may be conducive to obtaining knowledge of or skill in the telecommunication, postal and/or computer fields and to conduct or supervise the conduct of examinations for the award of certificates, diplomas or degrees in respect thereof.

(19) To provide bursaries and/or scholarships to children of employees (whether existing or retired) of the Company and to the public for the purposes of sponsoring courses of study in primary and secondary schools, junior colleges and tertiary institutions, both undergraduate and post-graduate, in Singapore and in any other parts of the world.

(20) To represent persons (including the Government of Singapore) at meetings of local, national and international organisations and bodies concerned with activities connected or associated with any of the businesses of the Company, to provide services of all kinds to such organisations and bodies and to negotiate and enter into national and international agreements and standards relating to matters of concern or interest to the Company or persons represented by, or having dealings with, the Company (including the Government of Singapore).

(21) To purchase, take on lease or in exchange, or otherwise acquire any lands, buildings and hereditaments of any tenure or description whatsoever in the Republic of Singapore or elsewhere, and any estate or interest in, and any rights connected with, any such lands and buildings.

(22) To develop and turn to account any land acquired by the Company or in which the Company is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up and improving buildings and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants and others.

(23) To own, construct, maintain, improve, develop, work, control, and manage any flats, maisonettes, houses, holiday bungalows, shops, offices, clubs, factories, warehouses, wharves and buildings, amusement, pleasure grounds, parks, gardens, creches, swimming pools, golf courses and other works and conveniences which the Company may think directly or indirectly conducive to these objects, and to contribute or otherwise assist or take part in the construction, maintenance, development, working, control, and management thereof.

(24) To mortgage or charge the undertaking and all or any of the real and personal property and assets, present or future of the Company to any person or persons, firm or corporation on such terms as may from time to time be considered expedient, as security for loans or advances with or without interest thereon made by such person or persons, firm or corporation.

(25) To sell, let on lease or licence and deal in land, estate, houses, buildings, flats and immovable property of any tenure or kind and wherever situate or any interest or rights therein.

(26) To carry on the business of an investment company and for that purpose to acquire and hold either in the name of the Company or in that of any nominee shares, stocks, debentures, debenture stock, bonds, notes, obligations, warrants, options and securities issued or guaranteed by any company wherever incorporated, or issued or guaranteed by any government, public body or authority in any part of the world.

(27) To acquire any shares, stock, debentures, debenture stock, bonds, notes, obligations, warrants, options or securities by subscription, purchase, exchange, underwriting or otherwise, and whether or not fully paid up, and subject to such terms and conditions (if any) as may be thought fit.

(28) To exercise and enforce all rights and powers conferred by or incident to the ownership of any investment of the Company and to provide managerial, administrative, supervisory and consultant services for or in relation to any company in which the Company is interested on such terms as may be thought fit.

(29) To acquire, promote and operate a club or clubs and to provide, equip and maintain a clubhouse or clubhouses, whether in the Republic of Singapore or elsewhere, with all appropriate sporting, recreational, entertainment, social, food and beverage and other facilities including without limitation the provision of accommodation.

(30) To carry on the business of proprietors and operators of canteens, snack bars, sandwich bars, cafes, refreshment rooms, restaurants and coffee shops to cater to the needs and to promote the interests and welfare of the employees and directors of the Company.

(31) To provide medical, dental, surgical and any other form of care and/or treatment for the benefit of employees or directors (whether existing or retired) of the Company or its predecessors in business, or the dependants or connections of any such persons; and in connection therewith and/or related thereto, to establish, engage, appoint, designate and/or provide hospital facilities, clinics and/or dispensaries for such purposes.

(32) To establish or contribute to any scheme for the acquisition by employees or by trustees of shares in the Company to be held by or for the benefit of employees of the Company and to lend money to any such employees to enable them to acquire shares of the Company and to formulate and carry into effect any scheme for sharing profits of the Company with any such employees.

(33) To grant loans to employees of the Company for such purposes specifically approved by the Company as are likely to increase the efficiency of employees (including, without limitation, computer and vehicle loans) and to grant or guarantee loans to any employee of the Company for the purchase of land or for the purchase or renovation of a house, flat, apartment or condominium for the use or occupation of such employee and his family.

(34) To promote and establish any subsidiary company or companies with objects altogether or in part similar to those of the Company for the purpose of carrying out all or any of the businesses and activities of the Company authorised in this Memorandum.

(35) To subscribe to and promote the aims and objects of any society or association having objects similar to all or any of the objects of the Company and to encourage and support any society, association or movement for the development and/or improvement of telecommunications or laws on telecommunications.

(36) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with its business or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(37) To acquire and undertake the whole or any part of the business, property, and liabilities of any person or company in any part of the world carrying on any business which the Company is authorized to carry on, or possessed of property suitable for the purposes of the Company.

(38) To apply for, purchase, or otherwise acquire any patents, patent rights, copyrights or secret processes, trade marks, service marks, formulae, licences, concessions, designs and the like, conferring any exclusive or non-exclusive or limited right to use, or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company; and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account, the property, rights, or information so acquired.

(39) To amalgamate or enter into partnership or into any arrangement for sharing of profits, union of interest, co-operation, joint adventure, reciprocal concession, or otherwise, with any person or company in any part of the world carrying on or engaged in or about to carry on or

engage in any business or transaction which the Company is authorized to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(40) To acquire by subscription, purchase or otherwise, and to hold shares, debentures, or other securities of any other company, society or undertaking and to sell such securities so held.

(41) To acquire and hold controlling and other interests in the share or loan capital of any company or companies in any part of the world.

(42) To enter into any arrangements with any government or authority, supranational, supreme, municipal, local, or otherwise, that may seem conducive to the Company's objects, or any of them; and to obtain from any such government or authority any rights, privileges, and concessions which the Company may think it desirable to obtain; and to carry out, exercise, and comply with any such arrangements, rights, privileges, and concessions.

(43) To establish and support or aid in the establishment and support of associations, institutions, funds (including a Canteen Welfare Fund), trusts, and conveniences calculated to benefit employees or directors (whether existing or retired) of the Company or its predecessors in business, or the dependants or connections of any such persons; and to grant pensions and allowances, and to make payments towards insurance; to make contributions to the public or for public purposes or to charities associated with the objects of the Company and to subscribe or guarantee money for charitable or benevolent objects, or for any exhibition, or for any public, general, or useful object including, without limitation, to sponsor or subsidize any cultural, recreational or sporting event, performance or exhibition.

(44) To promote any other company or companies for the purpose of acquiring or taking over all or any of the property, rights, and liabilities of the Company, or for any other purpose which may seem directly or indirectly calculated to benefit the Company.

(45) To purchase, take on lease or in exchange, hire, or otherwise acquire any movable or immovable property and any rights or privileges which the Company may think necessary or convenient for the purposes of its business, and in particular any land, buildings, easements, machinery, plant, and stock-in-trade.

(46) To construct, design, repair, improve, maintain, develop, work, manage, carry out, or control any buildings, offices, workshops, submarine cable stations, exchanges of any kind, telecommunication systems, repeater stations, radio stations, satellite stations, earth stations, works, factories, plants, roads, ways, railways, bridges, reservoirs, wharves, piers, docks, transport terminals, warehouses, electric works, shops, stores, towers, dwellings and other works, building structures, erections, installations, facilities or conveniences of all kinds which may seem calculated directly or indirectly to advance the Company's interests; and to contribute to, subsidize, or otherwise assist or take part in the construction, design, repair, improvement, maintenance, development, working, management, carrying out, or control thereof.

(47) To guarantee and give guarantees or indemnities for the payment of money or the performance of contracts or obligations by any person or company.

(48) To lend and advance money or give credit to any person or company and on such terms as may be considered expedient, and either with or without security; to secure or undertake in any way the repayment of moneys lent or advanced to or the liabilities incurred by any person or company, and otherwise to assist any person or company.

(49) To borrow or raise or secure the payment of money in such manner as the Company may think fit and to secure the same or the repayment or performance of any debt, liability, contract, guarantee or other engagement incurred or to be entered into by the Company in any way and in particular by the issue of debentures perpetual or otherwise, charged upon all or any of the Company's property (both present and future), including its uncalled capital; and to purchase, redeem, or pay off any such securities.

(50) To invest and deal with the money of the Company not immediately required in such manner as may from time to time be thought fit.

(51) To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any person for services rendered or to be rendered in connection with the formation, promotion and flotation of the Company and the underwriting or placing or issue at any time of any securities of the Company or its subsidiaries or of any other person including the costs of advertising, printing and stationery.

(52) To draw, make, accept, endorse, discount, execute, and issue promissory notes, bills of exchange, bills of lading, and other negotiable or transferable instruments.

(53) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any other company having objects altogether or in part similar to those of the Company.

(54) To adopt such means of making known and advertising the business, services and products of the Company as may seem expedient.

(55) To apply for, secure, acquire by grant, legislative enactment, assignment, transfer, purchase, or otherwise, and to exercise, carry out, and enjoy any charter, licence, power, authority, franchise, concession, right, or privilege, which any Government or authority or any corporation or other public body may be empowered to grant; and to pay for, aid in, and contribute towards carrying the same into effect; and to appropriate any of the Company's shares, debentures, or other securities and assets to defray the necessary costs, charges, and expenses thereof.

(56) To apply for, promote, and obtain any statute, order, regulation, or other authorization or enactment which may seem calculated directly or indirectly to benefit the Company; and to oppose any bills, proceedings, or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(57) To procure the Company to be registered or recognized in any country or place outside the Republic of Singapore.

(58) To sell, improve, manage, develop, exchange, lease, dispose of, turn to account, or otherwise deal with all or any part of the property and rights of the Company.

(59) To issue and allot fully or partly paid shares in the capital of the Company in payment or part payment of any movable or immovable property purchased or otherwise acquired by the Company or any services rendered to the Company.

(60) To distribute any of the property of the Company among the members in kind or otherwise but so that no distribution amounting to a reduction of capital shall be made without the sanction required by law.

(61) To take or hold mortgages, liens, and charges to secure payment of the purchase price, or any unpaid balance of the purchase price, of any part of the Company's property of whatsoever kind sold by the Company, or any money due to the Company from purchasers and others.

(62) To undertake and transact all kinds of agency, office or secretarial business and also to undertake and execute any trusts, the undertaking whereof may seem desirable, and either gratuitously or otherwise.

(63) To transact any lawful business in aid of the Republic of Singapore in the prosecution of any war or hostilities in which the Republic of Singapore is engaged.

(64) To carry out all or any of the objects of the Company and do all or any of the above things in any part of the world and either as principal, agent, contractor, or trustee, or otherwise, and by or through trustees, agents, contractors, its subsidiaries or otherwise, and either alone or in conjunction with others.

(65) To do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the Company.

AND IT IS HEREBY DECLARED that the word "company" in this Memorandum when not referring to this Company shall be deemed to include any corporation partnership association club or other body of persons whether incorporated or not and wherever incorporated or domiciled and whether now existing or hereafter to be formed AND further that unless the context or subject matter is inconsistent therewith words signifying the singular number shall be deemed and taken to include the plural and vice versa AND further that the objects specified in each of the paragraphs in this Memorandum shall be regarded as independent objects, and accordingly, shall be in no wise limited or restricted (except when otherwise expressed in such paragraph), by reference to the objects indicated in any other paragraph or the name of the Company, but may be carried out in as full and ample a manner and construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

4. The liability of the members is limited.

5. The original capital of the Company is $5,000,000,000 divided into 9,999,999,999 ordinary shares of $0.50 each and one Special Share of $0.50, and the Company shall have power to increase or reduce the capital to consolidate or subdivide the shares into shares of larger or smaller amounts, and to issue all or any part of the original or any additional capital as fully paid or partly paid shares and with any special or preferential rights or privileges or subject to any special terms or conditions, and either with or without any special designation, and also from time to time to alter, modify, commute, abrogate or deal with any such rights, privileges, terms, conditions or designations in accordance with the regulations for the time being of the Company. *

---

* 1. By Ordinary Resolutions passed on 17th July, 1993, the existing 9,999,999,999 ordinary shares of $0.50 each in the capital of the Company were sub-divided into 99,999,999,990 ordinary shares of $0.05 each and every three ordinary shares of $0.05 each resulting from such sub-division were consolidated into one ordinary share of $0.15 so that upon such consolidation, the ordinary share capital of the Company comprises 33,333,333,330 ordinary shares of $0.15 each.

2. By a Special Resolution passed on 29th May, 2001, the authorised share capital of the Company was decreased and re-designated from $5,000,000,000 divided into 33,333,333,330 ordinary shares of $0.15 each and one Special Share of $0.50 to $4,999,999,999.65 divided into 33,333,333,331 ordinary shares of $0.15 each, consequent upon the conversion of the Special Share of $0.50 into an ordinary share of $0.15.

WE, the several persons whose names, addresses and descriptions are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and respectively agree to take the number of shares in the capital of the Company set opposite our respective names:-

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of shares taken by each Subscriber
KOH BOON HWEE 11, Mount Echo Park, Singapore 1024. Chairman of Telecommunication Authority of Singapore	ONE
WONG HUNG KHIM 107, Namly Drive, Singapore 1026. President and Chief Executive Officer of Telecommunication Authority of Singapore	ONE
NGIAM TONG DOW 4, Chestnut Avenue, Singapore 2367. Permanent Secretary, Ministry of Finance, for and on behalf of MINISTER FOR FINANCE (INCORPORATED) 8, Shenton Way, #50-00, Treasury Building, Singapore 0106.	ONE
TOTAL NUMBER OF SHARES TAKEN	THREE

Dated this 27th day of March, 1992.

Witness to the above signatures:-

CHRISTINA HON KWEE FONG
Advocate & Solicitor,
c/o Allen & Gledhill,
Advocates & Solicitors,
36, Robinson Road, #18-01,
City House,
Singapore 0106.

NEW ARTICLES OF ASSOCIATION

OF

SINGAPORE TELECOMMUNICATIONS LIMITED

(Adopted by Special Resolution passed on 29th September, 1999
and as amended by Special Resolutions passed on 25th September, 2000, 29th May, 2001,
30th August, 2002, 29th August, 2003 and 29th July, 2004)

Reprinted in January 2005

incorporating amendments made up to and including 29th July, 2004

CONTENTS

PAGE

ARTICLES OF ASSOCIATION:-

PAGE

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

SINGAPORE TELECOMMUNICATIONS LIMITED

(Adopted by Special Resolution passed on 29th September, 1999
and as amended by Special Resolutions passed on 25th September, 2000, 29th May, 2001,
30th August, 2002, 29th August, 2003 and 29th July, 2004)

PRELIMINARY

1. The regulations in Table A in the Fourth Schedule to the Companies Act, Chapter 50 (as amended) shall not apply to the Company.

+2. (A) In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

"The Act"	The Companies Act, Chapter 50.
"The Statutes"	The Act and every other Act for the time being in force concerning companies and affecting the Company.
"These presents"	These Articles of Association as from time to time altered.
"Office"	The registered office of the Company for the time being.
"Paid"	Paid or credited as paid.
"Seal"	The Common Seal of the Company.
"Month"	Calendar month.
"Year"	Calendar year.
"In writing"	Written or produced by any substitute for writing or partly one and partly another.
"CDI"	CHESS Depository Interests in shares in the Company.
"CDN"	CHESS Depository Nominees Pty Ltd or its successor.
"CDN Account"	A record relating to one holding of CDIs maintained by CDN.

+ As amended by Special Resolution passed on 29th May, 2001.

"CDN Holder"	In relation to each CDN Account, the person entered in the records of CDN in relation to that CDN Account.
"Exchange Rules"	The Main Exchange Rules and the Other Exchange Rules.
"Main Exchange"	Singapore Exchange Securities Trading Limited.
"Main Exchange Rules"	The rules of the Main Exchange applicable to the Company as those rules may be in force from time to time and as they may be waived or modified in respect of the Company either generally or in a particular case.
"Other Exchange"	A stock exchange other than the Main Exchange.
"Other Exchange Rules"	Subject to Article 2(B), in relation to an Other Exchange on which the Company is listed, the rules of the Other Exchange applicable to the Company as those rules may be in force from time to time and as they may be waived or modified in respect of the Company either generally or in a particular case.

The expressions "Depositor", "Depository", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in the Act.

References in these presents to "holders" of shares or a class of shares shall:-

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these presents; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares,

and "holding" and "held" shall be construed accordingly.

The expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Subject as aforesaid any words or expressions defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

(B) In these presents:-

(a) a reference to Other Exchange Rules has effect if, and only if, at the relevant time, the Company is listed on that Other Exchange and otherwise is to be disregarded;

(b) if the provisions of the Statutes and any Other Exchange Rules are in conflict on any matter, the provisions of the Statutes shall prevail;

(c) if the provisions of any Other Exchange Rules and any Main Exchange Rules are in conflict, the provisions of the Main Exchange Rules shall prevail;

(d) if any of the Other Exchange Rules impose additional requirements or obligations on the Company and the Company would not breach or contravene the Statutes or the Main Exchange Rules by complying with those additional requirements or obligations of the Other Exchange Rules, the Exchange Rules shall include both the relevant provisions of the Main Exchange Rules and those Other Exchange Rules.

SHARE CAPITAL

+3. The authorised share capital of the Company is $4,999,999,999.65 divided into 33,333,333,331 ordinary shares of $0.15 each.

ISSUE OF SHARES

*4. Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 9, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors, provided always that:-

(a) except as permitted in Article 5, no shares shall be issued to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue have an interest directly or indirectly in more than 15 per cent. of the shares issued by the Company for the time being;

(b) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting;

(c) no shares shall be issued at a discount except in accordance with the Statutes;

+ As amended by Special Resolution passed on 29th May, 2001.

* As amended by Special Resolutions passed on 25th September, 2000 and 29th May, 2001.

(d) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 9(A) with such adaptations as are necessary shall apply; and

(e) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 9(B), shall be subject to the approval of the Company in General Meeting.

+5. Notwithstanding any other provision of these presents, Temasek Holdings (Private) Limited and/or such other person or persons approved by the Directors (the "Permitted Persons") shall be entitled to have an interest in more than 15 per cent. of the issued share capital of the Company.

6. (A) In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(B) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

VARIATION OF RIGHTS

7. (A) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

+ As amended by Special Resolution passed on 29th May, 2001.

(B) The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

ALTERATION OF SHARE CAPITAL

8. The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

+9. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting and to any applicable Exchange Rules, all new shares shall before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice (complying with any applicable Exchange Rules) specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may (in accordance with any applicable Exchange Rules) dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 9(A).

(B) Notwithstanding Article 9(A) and in accordance with any applicable Exchange Rules, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution), does not exceed 50 per cent. (or such other limit as may be

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+ As amended by Special Resolutions passed on 25th September, 2000, 29th May, 2001, 30th August, 2002 and 29th August, 2003.

prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:

(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Singapore Exchange Securities Trading Limited) and these presents; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

(C) Except so far as otherwise provided by the conditions of issue or by these presents, all new shares shall be subject to the provisions of the Statutes and of these presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

+10. The Company may by Ordinary Resolution and in accordance with any applicable Exchange Rules:-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the

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\+ As amended by Special Resolution passed on 29th May, 2001.

resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares (but so that the proportion between the amount paid and the amount unpaid on each share must be the same as before the sub-division); and

(d) subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

+11. (A) The Company may reduce its share capital or any capital redemption reserve fund, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.

(B) The Company may, subject to and in accordance with the Statutes and any applicable Exchange Rules, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share that is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire, and the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes and any applicable Exchange Rules.

SHARES

12. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these presents or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the person (other than the Depository) entered in the Register of Members as the registered holder thereof or (as the case may be) person whose name is entered in the Depository Register in respect of that share.

13. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue preference shares which are, or at the option of the Company are liable, to be redeemed.

14. Subject to the provisions of these presents and of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

+ As amended by Special Resolutions passed on 29th May, 2001 and 29th August, 2003.

15. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted provided that the rate or amount of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

+16. Subject to the terms and conditions of any application for shares and any applicable Exchange Rules, the Directors shall allot shares applied for within ten market days of the closing date (or such other period as may be required by any applicable Exchange Rules) of any such application. "Market day" shall have the meaning ascribed to it in Article 19. The Directors may, at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder or (as the case may be) before that share is entered against the name of a Depositor in the Depository Register, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

SHARE CERTIFICATES

17. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class.

18. (A) The Company shall not be bound to register more than three persons as the registered holder of a share except in the case of executors or administrators of the estate of a deceased member.

(B) In the case of a share registered jointly in the names of several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to any one of the registered joint holders shall be sufficient delivery to all.

*19. Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten market days (or such other period as may be required by any applicable Exchange Rules) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be required by any applicable Exchange Rules. For the purposes of this Article 19, "market day" shall mean a day on which the Singapore Exchange Securities Trading Limited is open for trading in securities.

+ As amended by Special Resolution passed on 29th May, 2001.

* As amended by Special Resolutions passed on 25th September, 2000, 29th May, 2001 and 29th August, 2003.

20. Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

+21. (A) Any two or more certificates representing shares of any one class held by any person whose name is entered in the Register of Members may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

(B) If any person whose name is entered in the Register of Members shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request. Such person shall (unless such fee is waived by the Directors) pay a maximum fee of $2 for each share certificate issued in lieu of a share certificate surrendered for cancellation or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed by any applicable Exchange Rules.

(C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any Stock Exchange upon which the Company is listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

(D) In the case of shares registered jointly in the names of several persons any such request may be made by any one of the registered joint holders.

CALLS ON SHARES

+22. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares and any applicable Exchange Rules. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

+23. Each member shall (subject to receiving at least 14 days' notice (or any longer time specified in any applicable Exchange Rules) specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine.

24. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of

+ As amended by Special Resolution passed on 29th May, 2001.

actual payment at such rate (not exceeding ten per cent. per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

25. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

26. The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.

FORFEITURE AND LIEN

28. If a member fails to pay in full any call or instalment of a call on the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

29. The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

30. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

31. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

32. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at eight per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at that time of forfeiture or surrender or waive payment in whole or in part.

33. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and for all moneys as the Company may be called upon by law to pay in respect of the shares of the member or deceased member. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

+34. The Company may sell in such manner in accordance with any applicable Exchange Rules as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

35. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities and any residue shall be paid to the person entitled to the shares at the time of the sale or to his executors, administrators or assigns, as he may direct. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer or effect the transfer of the shares sold to the purchaser.

36. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together (where the same be required) with the share certificate delivered to a purchaser (or where the purchaser is a Depositor, to the Depository) or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the share shall be registered in the name of the person to whom the share is sold, re-allotted or disposed of or, where such person is a Depositor, the Company shall procure that his name be entered in the Depository Register in respect of the share so sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

+37. All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in the form for the time being approved by any Stock Exchange upon which the shares in the Company may be listed or in any

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+ As amended by Special Resolution passed on 29th May, 2001.

other form acceptable to the Directors. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that an instrument of transfer in respect of which the transferee is the Depository or CDN shall be effective although not signed or witnessed by or on behalf of the Depository or CDN (as the case may be). The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

+38. The Register of Members may be closed at such times and for such period as the Directors may from time to time determine, provided always that such Register shall not be closed for more than 30 days in any year, Provided always that the Company shall give prior notice of such closure as may be required to any Stock Exchange upon which the shares in the Company may be listed, stating the period and purpose or purposes for which the closure is made and that the Company complies with any applicable Exchange Rules.

39. The Directors may in their sole discretion decline to register any transfer of shares upon which the Company has a lien and in the case of shares not fully paid up may refuse to register a transfer to a transferee of whom they do not approve, Provided always that in the event of the Directors refusing to register a transfer of shares, they shall within ten market days beginning with the day on which the application for a transfer of shares was made, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Statutes. Save as provided in these presents, there shall be no restriction on the transfer of fully paid up shares (except where required by law). "Market day" shall have the meaning ascribed to it in Article 19.

*40. (A) The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-

(a) all or any part of the stamp duty (if any) payable on each share certificate and such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

(c) the instrument of transfer is in respect of only one class of shares;

(d) the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered; and

(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:-

(i) the extent of the transferee's interest, directly or indirectly, in the issued share capital of the Company as at the date of the declaration;

+ As amended by Special Resolution passed on 29th May, 2001.

* As amended by Special Resolution passed on 25th September, 2000.

(ii) whether or not the transferee is a nominee and (where the transferee is a nominee) such particulars of the interest in the shares comprised in such instrument of transfer as would otherwise have to be given under the provisions of sub-paragraph (i); and

(iii) such other information as may be required by the Directors for the purposes of Article 41 or 43.

(B) The Directors may at any other time request the Depository or require a member or the holder of securities convertible into or giving the right to the holders thereof to subscribe for shares in the capital of the Company to submit a declaration or further declaration or furnish evidence or information for the purpose of ascertaining or verifying the interests of the member or holder in shares in the Company or matters related thereto. Provided that the Depository shall not be requested to submit any declaration for the purposes of Articles 40 and 41.

+41. (A) The Directors may:-

(a) if a declaration made or any evidence or information furnished pursuant to Article 40(A)(e) or 40(B) contains any statement which is false or incorrect in any material particular; or

(b) if it shall come to the notice of the Directors that the share capital in which any person or related group of persons has an interest is in excess of 15 per cent. of the issued share capital,

at any time serve a notice in writing on the holder or holders of the shares concerned requiring that holder to transfer and/or the person having an interest in the shares concerned to dispose of the interest in such number of shares registered in the name of such holder or in which such person has an interest (the "Affected Shares") as the Directors may deem necessary to a person who is qualified to have an interest in the Affected Shares.

(B) If within 21 days after the giving of the notice referred to in the preceding sub-paragraph (or such shorter or longer period as in all the circumstances the Directors shall consider reasonable) such notice is not complied with to the satisfaction of the Directors, the Directors may arrange for the Company to sell the Affected Shares or any part thereof at the best price reasonably obtainable. For this purpose the Directors may authorise in writing some person to execute or effect on behalf of the relevant holder of or, as the case may be, the relevant person having an interest in the Affected Shares a transfer or transfers (if required) of any of the Affected Shares to any purchaser or purchasers and may (if required) issue new share certificates to the purchaser or purchasers. Upon the sale by the Company of any of the Affected Shares, the share certificates relating thereto may (if required) be cancelled by the Company to the extent of the Affected Shares sold and the Company may (if necessary) issue replacement share certificates for the balance (if any) of the shares comprised in such share certificates relating to the Affected Shares in exchange for such share certificates relating to the Affected Shares.

(C) The net proceeds of the sale of any Affected Shares shall be received by the Company whose receipt shall be a good discharge for the purchase moneys and shall be paid over by the Company (after deduction of any expenses incurred by the Directors in the sale) to the holder of or person having an interest in such Affected Shares upon surrender (if required) of the certificates for

+ As amended by Special Resolution passed on 25th September, 2000.

such Affected Shares but such proceeds shall under no circumstances carry interest against the Company.

(D) If at any one time the Directors are entitled to give notice to more than one person pursuant to the provisions of paragraph (A) above, it shall be for the Directors to decide the persons and (if more than one person, the proportion of) the Affected Shares which shall be the subject of such notice, and in making any such decision, the Directors shall apply such criterion or criteria as they shall consider appropriate and their decision shall be final and conclusive.

+42. The Directors shall not be required to give any reason for any decision or declaration taken or made in accordance with Articles 40 to 44.

*43. The Directors may in their sole discretion refuse to register any transfer of shares if, inter alia, in their opinion:-

(i) except as permitted under Article 5, such transfer when registered would result in any person or related group of persons other than a Permitted Person having an interest in more than 15 per cent. of the issued share capital of the Company; or

(ii) such transfer is made to a corporation, individual or other legal entity (other than the Depository) who in the opinion of the Directors will hold the shares as a nominee, unless such holding as nominee shall be approved by the Directors.

*44. In these presents, the words "related group of persons" shall include such relationship as the Directors, in their opinion, may determine.

45. If the Directors refuse to register a transfer of any shares, they shall within ten market days after the date on which the application for transfer was lodged with the Company send to the transferor and the transferee a notice in writing stating the reasons justifying the refusal to transfer and a notice of the refusal as required by the Statutes.

46. All instruments of transfer which are registered may be retained by the Company.

47. There shall be paid to the Company in respect of the registration of any instrument of transfer or probate or letters of administration or certificate of marriage or death or stop notice or power of attorney or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register of Members affecting the title to any shares such fee not exceeding $2 as the Directors may from time to time require or prescribe.

48. The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of six years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of six years from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and

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+ As amended by Special Resolution passed on 25th September, 2000.

* As amended by Special Resolutions passed on 25th September, 2000 and 29th May, 2001.

effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company; Provided always that:-

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

TRANSMISSION OF SHARES

49. (A) In the case of the death of a member whose name is entered in the Register of Members, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only person(s) recognised by the Company as having any title to his interest in the shares.

(B) In the case of the death of a member who is a Depositor, the survivors or survivor where the deceased is a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder and where such executors or administrators are entered in the Depository Register in respect of any shares of the deceased member, shall be the only person(s) recognised by the Company as having any title to his interest in the shares.

(C) Nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

50. Any person becoming entitled to the legal title in a share in consequence of the death or bankruptcy of a person whose name is entered in the Register of Members may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his legal title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such his desire or transfer such share to some other person. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the person whose name is entered in the Register of Members had not occurred and the notice or transfer were a transfer executed by such person.

51. Save as otherwise provided by or in accordance with these presents, a person becoming entitled to a share pursuant to Article 49(A) or (B) or Article 50 (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the member in respect of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in the Register of Members or his name shall have been entered in the Depository Register in respect of the share.

STOCK

52. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

53. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine.

54. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

GENERAL MEETINGS

55. An Annual General Meeting shall be held once in every year, at such time (within a period of not more than 15 months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

56. The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

NOTICE OF GENERAL MEETINGS

+57. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of these presents entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right;

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days' notice of any General Meeting shall be given

---

\+ As amended by Special Resolution passed on 29th May, 2001.

by advertisement in the daily press and in writing to any Stock Exchange upon which the shares in the Company may be listed where to do so is required by any applicable Exchange Rule.

58. (A) Every notice calling a General Meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a member of the Company.

(B) In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

(C) In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

+59. Subject to the requirements of any applicable Exchange Rules, routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:-

(a) declaring dividends;

(b) receiving and adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

(c) appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;

(d) re-appointing the retiring Auditors (unless they were last appointed otherwise than by the Company in General Meeting);

(e) fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed; and

(f) fixing the remuneration of the Directors proposed to be paid under Article 85.

60. Any notice of a General Meeting to consider special business shall be accompanied by a statement regarding the effect of any proposed resolution on the Company in respect of such special business.

PROCEEDINGS AT GENERAL MEETINGS

61. The Chairman of the Board of Directors, failing whom the Deputy Chairman, shall preside as chairman at a General Meeting. If there be no such Chairman or Deputy Chairman, or if at any meeting neither be present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director be present or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting.

62. No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two or more members present in person or by proxy.

+ As amended by Special Resolution passed on 29th May, 2001.

63. If within 30 minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the next business day following that public holiday) at the same time and place or such other day, time or place as the directors may by not less than ten days' notice appoint. At the adjourned meeting any one or more members present in person or by proxy shall be a quorum.

64. The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or sine die, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

65. Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

66. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

67. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(a) the chairman of the meeting; or

(b) not less than two members present in person or by proxy and entitled to vote; or

(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right;

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

68. A demand for a poll may be withdrawn only with the approval of the meeting. Unless a poll is required a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is required, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the

meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

69. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

70. A poll demanded on any question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

71. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person and each proxy shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

72. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members or (as the case may be) the Depository Register in respect of the share.

73. Where in Singapore or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member to vote in person or by proxy at any General Meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

74. No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote at a General Meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.

75. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

76. On a poll, votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

+77. (A) A member may appoint not more than two proxies to attend and vote at the same General Meeting provided that:-

(a) if the member is the Central Provident Fund, it may appoint more than two proxies to attend and vote at the same General Meeting;

(b) if the member is a Depositor, the Company shall be entitled and bound:-

(i) to reject any instrument of proxy lodged if the Depositor is not shown to have any shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company; and

(ii) to accept as the maximum number of votes which in aggregate the proxy or proxies appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor;

(c) if the member is CDN:-

(i) CDN may appoint more than two proxies to attend and vote at the same General Meeting;

(ii) the Company shall be entitled and bound:-

(1) to reject any instrument of proxy lodged if the proxy first named in that instrument, being a CDN Holder, is not shown, in the records of CDN as at a time not earlier than 48 hours before the time of the relevant General Meeting supplied by CDN to the Company, to have any CDIs in his CDN Account; and

(2) to accept as the maximum number of votes which in aggregate all the proxies appointed by CDN in respect of a particular CDN Holder are able to cast on a poll a number which is the number of CDIs shown in the CDN Account of that CDN Holder, as at a time not earlier than 48 hours before the time of the relevant General Meeting supplied by CDN to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of CDN; and

(iii) the Company shall accept as valid in all respects the form of proxy approved by CDN (the "CDN Proxy Form") for use at the date relevant to the General Meeting in question notwithstanding

---

+ As amended by Special Resolution passed on 29th May, 2001.

that the same permits the CDN Holder concerned to nominate a person or persons other than himself as the proxy or proxies of CDN; and

(d) the Company shall be entitled and bound, in determining rights to vote and other matters in respect of a completed instrument of proxy (including, where applicable, a completed CDN Proxy Form) submitted to it, to have regard to the instructions (if any) given by and the notes (if any) set out in the instrument of proxy (including, where applicable, a completed CDN Proxy Form).

(B) In any case where a form of proxy appoints more than one proxy (including the case where such appointment results from a nomination by a CDN Holder), the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy.

(C) A proxy need not be a member of the Company.

+78. (A) An instrument appointing a proxy shall be in writing in any usual or common form (including any form approved from time to time by CDN) or in any other form which the Directors may approve (and which in each case complies with any applicable Exchange Rules) and:-

(a) in the case of an individual shall be signed by the appointor or his attorney; and

(b) in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation or in the case of CDN, signed by its duly authorised officer or agent by such method or system of mechanical signature as CDN or its agent may deem appropriate.

(B) The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of the appointor (which shall, for purposes of this paragraph (B), include a CDN Holder) by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument may be treated as invalid.

79. An instrument appointing a proxy must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates; Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not be required again to be delivered for the purposes of any subsequent meeting to which it relates.

80. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting.

+ As amended by Special Resolution passed on 29th May, 2001.

81. A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

CORPORATIONS ACTING BY REPRESENTATIVES

82. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents be deemed to be present in person at any such meeting if a person so authorised is present thereat.

DIRECTORS

+83. Subject as hereinafter provided the Directors shall not be less than two in number.

84. A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings.

85. The ordinary remuneration of the Directors shall from time to time be determined by an Ordinary Resolution of the Company, shall not be increased except pursuant to an Ordinary Resolution passed at a General Meeting where notice of the proposed increase shall have been given in the notice convening the General Meeting and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

86. (A) Any Director who holds any executive office, or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine.

(B) The remuneration (including any remuneration under Article 86(A) above) in the case of a Director other than an Executive Director shall be payable by a fixed sum and shall not at any time be by commission on or percentage of the profits or turnover, and no Director whether an Executive Director or otherwise shall be remunerated by a commission on or percentage of turnover.

87. The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise in or about the business of the Company.

+ As amended by Special Resolution passed on 29th May, 2001.

88. The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director for the time being holding any executive office and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

89. (A) A Director may be party to or in any way interested in any contract or arrangement or transaction to which the Company is a party or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of Auditor of the Company or any subsidiary thereof) under the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

(B) A Director who holds any office or possesses any property whereby whether directly or indirectly duties or interests might be created in conflict with his duties or interests as Director shall declare the fact and the nature, character and extent of the conflict at a meeting of the Directors of the Company in accordance with the Act.

+90. (A) The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

(B) The appointment of any Director to the office of Chairman or Deputy Chairman shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(C) The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

91. The Directors may entrust to and confer upon any Directors holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

CHIEF EXECUTIVE OFFICERS

+92. The Directors may from time to time appoint one or more of their body to be Chief Executive Officer or Chief Executive Officers (or other equivalent position) of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their places. Where an appointment is for a fixed term such term shall not exceed five years.

\+ As amended by Special Resolution passed on 30th August, 2002.

*93. A Chief Executive Officer (or person holding an equivalent position) who is a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

*94. The remuneration of a Chief Executive Officer (or person holding an equivalent position) shall from time to time be fixed by the Directors and may subject to these presents be by way of salary or commission or participation in profits or by any or all these modes but he shall not under any circumstances be remunerated by a commission on or a percentage of turnover.

*95. A Chief Executive Officer (or person holding an equivalent position) shall at all times be subject to the control of the Directors but subject thereto the Directors may from time to time entrust to and confer upon a Chief Executive Officer (or person holding an equivalent position) for the time being such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND RETIREMENT OF DIRECTORS

96. The office of a Director shall be vacated in any of the following events, namely:-

(a) if he shall become prohibited by law from acting as a Director; or

(b) if (not being a Director holding any executive office for a fixed term) he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer; or

(c) if he shall have a receiving order made against him or shall compound with his creditors generally; or

(d) if he becomes of unsound mind or if in Singapore or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs; or

(e) if he is removed by the Company in General Meeting pursuant to these presents.

+97. At each Annual General Meeting the following Directors for the time being shall retire from office by rotation (in addition to any Director retiring pursuant to Article 103):-

(a) any Director who, if that Director did not retire at the Annual General Meeting, would at the next Annual General Meeting have held office for more than three years; and

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+ As amended by Special Resolutions passed on 29th May, 2001 and 30th August, 2002.

* As amended by Special Resolution passed on 30th August, 2002.

(b) one-third (or if that is not a whole number) the next lowest whole number nearest to one-third of the Directors who are not to retire under paragraph (a) or Article 103, selected in accordance with Article 98.

98. The Directors to retire in every year shall be those subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

+99. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:-

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

100. A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

101. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than 11 nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, Provided that in the case of a person recommended by the Directors for election not less than nine clear days' notice shall be necessary and notice of each and every such person shall be served on the members at least seven days prior to the meeting at which the election is to take place.

+ As amended by Special Resolution passed on 29th May, 2001.

+102. The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these presents or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

+103. The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but any person so appointed by the Directors shall hold office only until the next Annual General Meeting. He shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

ALTERNATE DIRECTORS

+104. (A) Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director) to be his alternate Director and may in like manner at any time terminate such appointment. A person shall not act as alternate Director to more than one Director at the same time.

(B) The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if the Director concerned (below called "his principal") ceases to be a Director.

(C) An alternate Director shall (except when absent from Singapore) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which his principal is not personally present and generally at such meeting to perform all functions of his principal as a Director and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of his principal) were a Director. If his principal is for the time being absent from Singapore or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his principal. To such extent as the Directors may from time to time determine in relation to any committees of the Directors, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any such committee of which his principal is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these presents.

(D) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his principal as such principal may by notice in writing to the Company from time to time direct.

+ As amended by Special Resolution passed on 29th May, 2001.

105. (A) Subject to the provisions of these presents the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of the Directors. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from Singapore. Any Director may waive notice of any meeting and any such waiver may be retroactive.

(B) Directors may participate in a meeting of the Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, without a Director being in the physical presence of another Director or Directors, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

106. The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

107. Questions arising at any meeting of the Directors shall be determined by a majority of votes. In case of an equality of votes (except where only two Directors are present and form the quorum or when only two Directors are competent to vote on the question in issue) the chairman of the meeting shall have a second or casting vote.

108. A Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any personal material interest, directly or indirectly. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

109. The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these presents the continuing Directors or Director may act for the purpose of filling up such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

110. (A) The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

(B) If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

111. A resolution in writing signed by all the Directors for the time being in Singapore and constituting a quorum shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by any such Director by telefax or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

112. The Directors may delegate any of their powers or discretion to committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee.

113. The meetings and proceedings of any such committee consisting of two or more members shall be governed mutatis mutandis by the provisions of these presents regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

114. All acts done by any meeting of Directors, or of any such committee, or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

BORROWING POWERS

115. Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

GENERAL POWERS OF DIRECTORS

*116. The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these presents and to the provisions of the Statutes. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

+ As amended by Special Resolution passed on 30th August, 2002.

* As amended by Special Resolutions passed on 29th May, 2001 and 29th August, 2003.

117. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

118. The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these presents) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

119. The Company or the Directors on behalf of the Company may in exercise of the powers in that behalf conferred by the Statutes cause to be kept a Branch Register or Register of Members and the Directors may (subject to the provisions of the Statutes) make and vary such regulations as they may think fit in respect of the keeping of any such Register.

120. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

SECRETARY

121. The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries. The appointment and duties of the Secretary or Joint Secretaries shall not conflict with the provisions of the Act and in particular Section 171 of the Act.

THE SEAL

122. The Directors shall provide for the safe custody of the Seal which shall not be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

123. Every instrument to which the Seal shall be affixed shall be signed autographically or by facsimile by one Director and the Secretary or by a second Director or some other person appointed by the Directors save that as regards any certificates for shares or debentures or other securities of the Company the

Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature or other method approved by the Directors.

124. (A) The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

(B) The Company may exercise the powers conferred by the Statutes with regard to having a duplicate Seal as referred to in Section 124 of the Act which shall be a facsimile of the Seal with the addition on its face of the words "Share Seal".

AUTHENTICATION OF DOCUMENTS

+125. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to this Article may be made by any electronic means approved by the Directors from time to time for such purpose incorporating, if the Directors deem necessary, the use of security procedures or devices approved by the Directors.

RESERVES

126. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

DIVIDENDS

127. The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

128. If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

+ As amended by Special Resolution passed on 30th August, 2002.

+129. (A) Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

(B) A rule made under Article 155 in relation to certain Relevant Securities (as defined in Article 155) may provide that a dividend which is declared under Article 127 or Article 128 as an amount in the currency of Singapore and which is to be paid in the form of money may be paid in a currency other than that of Singapore which is specified in that rule in relation to those Relevant Securities. Such a rule shall provide for the determination of the rate of exchange to apply in determining the amount of the other currency that is to be paid to satisfy the obligation to pay the dividend declared.

130. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

131. No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

132. (A) The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(B) The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

133. The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

134. The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

135. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address appearing in the Register of Members or (as the case may be) the Depository Register of a member or person entitled thereto (or, if two or more persons are registered in the Register of Members or (as the case may be) entered in the

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+ As amended by Special Resolution passed on 29th May, 2001.

Depository Register as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such address as such member or person or persons may by writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby. Notwithstanding the foregoing provisions of this Article and the provisions of Article 137, the payment by the Company to the Depository of any dividend payable to a Depositor shall, to the extent of the payment made to the Depository, discharge the Company from any liability to the Depositor in respect of that payment.

136. If two or more persons are registered in the Register of Members or (as the case may be) the Depository Register as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

137. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares in the Register of Members or (as the case may be) the Depository Register at the close of business on a particular date and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

CAPITALISATION OF PROFITS AND RESERVES

+138. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 9(B)), capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or (in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

+ As amended by Special Resolution passed on 29th August, 2003.

(B) In addition and without prejudice to the power to capitalise profits and other moneys provided for by Article 138(A), the Directors shall have power to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full at par unissued shares on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting in such manner and on such terms as the Directors shall think fit.

ACCOUNTS

139. Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit. No member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

+140. In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the date of the Company's Annual General Meeting shall not exceed four months (or such other period as may be permitted by the Act).

141. A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than 14 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these presents; Provided that this Article shall not require a copy of these documents to be sent to more than one or any joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

AUDITORS

142. Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

143. An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

\+ As amended by Special Resolutions passed on 30th August, 2002, 29th August, 2003 and 29th July, 2004.

NOTICES

+144. (A) Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address appearing in the Register of Members or (as the case may be) the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or (as the case may be) supplied by him to the Depository as his address for the service of notices, or by delivering it to such address as aforesaid. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of 24 hours after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

(B) Without prejudice to the provisions of Article 144(A), any notice or document (including, without limitation, any accounts, balance-sheet or report) which is required or permitted to be given, sent or served under the Act or under these presents by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Statutes and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures.

145. Any notice given to that one of the joint holders of a share whose name stands first in the Register of Members or (as the case may be) the Depository Register in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in Singapore and not having supplied an address within Singapore for the service of notices shall be disregarded.

+146. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member or given, sent or served to any member using electronic communications in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.

147. A member who (having no registered address within Singapore) has not supplied to the Company or (as the case may be) the Depository an address within Singapore for the service of notices shall not be entitled to receive notices from the Company.

+ As amended by Special Resolution passed on 29th July, 2004.

148. The Directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

149. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the court) the Liquidator may, with the authority of a Special Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members of different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

+150. In the event of a winding up of the Company every member of the Company who is not for the time being in the Republic of Singapore shall be bound, within 14 days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding up of the Company, to serve notice in writing on the Company appointing some householder in the Republic of Singapore upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such member for all purposes, and where the liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such member by advertisement in any leading daily newspaper in the English language in circulation in Singapore or by a registered letter sent through the post and addressed to such member at his address as appearing in the Register of Members or (as the case may be) the Depository Register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

INDEMNITY

+151. Subject to the provisions of and so far as may be permitted by the Statutes, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court. Without prejudice to the generality of the foregoing, no Director, Manager, Secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired

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+ As amended (re-numbered) by Special Resolution passed on 29th August, 2003.

by order of the Directors for or on behalf of the Company or for the insufficiency of deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, wilful default, breach of duty or breach of trust.

SECRECY

+152. No member of the Company or member of the public shall be entitled to require the Company to disclose any information relating to the business or affairs of the Company which is secret in nature. Such information shall be deemed to be secret in nature if the Directors resolve that in their opinion the matter relates to any of the following:-

(A) any detail of the Company's business or affairs or any contract, agreement or arrangement connected to matters which contain or are affected by confidentiality undertakings or secrecy restrictions and provided always that the Company shall in such cases where the disclosure will not result in a breach by the Company of its confidentiality undertakings or secrecy restrictions disclose the financial impact of such contract, agreement or arrangement on the Company's business or affairs; or

(B) any detail of the Company's business or affairs the discovery, disclosure or communication of which the Directors determine would or may be detrimental to the interests of the Company or the interests of public security or national defence of the Republic of Singapore or the relations of the Republic of Singapore with the government of another country; or

(C) any detail of the Company's business or affairs which in the opinion of the Directors it will be inexpedient in the interest of the members of the Company to communicate to the public save as may be authorised or required by law.

Such resolution by the Directors shall be conclusive and binding on all parties concerned and shall not be subject to any judicial review.

RULES FOR COMPLIANCE WITH OTHER EXCHANGE RULES

*153. (A) If the Company is listed or seeks a listing on an Other Exchange, the Directors may, subject to Article 153(C), make rules under this Article:-

(a) to enable compliance by the Company with the Other Exchange Rules of that Other Exchange;

(b) to allow the holding of, dealings with and enforcement of rights and obligations in relation to, securities issued by the Company ("Relevant Securities") in a manner that:-

(i) conforms with the trading, settlement and delivery systems used on that Other Exchange including, without limitation, by approving a nominee or holder nominated by that Other

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+ As amended by Special Resolution passed on 29th May, 2001 and re-numbered by Special Resolution passed on 29th August, 2003.

* As inserted by Special Resolution passed on 29th May, 2001 and amended by Special Resolution passed on 29th August, 2003.

Exchange (the "Other Exchange Depository") to be entered in the records of the Depository in respect of Relevant Securities that might be traded on that Other Exchange and by providing for the rights under these presents of persons entered in the records of the Other Exchange Depository; and

(ii) as far as practicable, ensures that a person who acquires Relevant Securities which are affected by rules made under sub-paragraph (i) above (including, without limitation, where the person is entered in respect of such Relevant Securities in the records of the Other Exchange Depository) has the same rights and entitlements against, and obligations to, the Company, each member, each holder of Relevant Securities and each officer of the Company, that the person would have if the person had acquired the Relevant Securities on the Main Exchange and been entered in respect of that Relevant Security in the records of the Depository; and

(c) for all matters or things which the Directors consider are necessary or expedient in connection with the listing of the Company on that Other Exchange.

(B) A rule made by the Directors under Article 153(A):-

(a) may be revoked, supplemented, varied or replaced by the Directors if to do so would not contravene Article 153(C); and

(b) as in force from time to time, takes effect as a provision of these presents.

(C) A rule made by the Directors under Article 153(A) only takes effect:-

(a) if such rule would not:-

(i) materially and adversely affect the rights of the members of the Company; and

(ii) be in conflict with any other provisions of the Statutes or these presents; and

(b) after:-

(i) the prior written approval of the Main Exchange has been obtained for the making of such rule; and

(ii) one month has elapsed after notice setting out the terms of the rule, the reason for its adoption and the consequences of its adoption has been given, in such manner as the Directors deem fit (including without limitation by advertisement of such notice in the daily press), to the members of the Company.

Announcement of Appointment of Independent Director who is an audit committee member *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	07-Aug-2008 17:09:52
Announcement No.	00055

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	07-08-2008
Name of person *	Fang Ai Lian
Age *	58
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	After reviewing the recommendations of the Corporate Governance and Nominations Committee and Mrs Fang's qualifications and experience (as set out below), the Board has confirmed Mrs Fang's independence and approved her appointment as an Independent Director and Chairman of the Audit Committee.
Whether appointment is executive, and if so, the area of responsibility *	Non-executive and Independent
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Director and Chairman of the Audit Committee of SingTel
Working experience and occupation(s) during the past 10 years *	Ernst & Young Chairman and Far East Area Head of Clients Service and Accounts (Markets and Service Lines) from 1 July 2005 to 31 March 2008 Chairman and Managing Partner from 1 July 2003 to June 2005 Managing Partner from July 1996 to June 2003
Shareholding * in the listed issuer and its subsidiaries *	91,930 ordinary shares in SingTel
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interest (including any	

competing business) *	None

>> Other Directorships#	
# These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)	
Past (for the last 5 years)	Chairman of Ernst & Young Board Director of the Post Office Savings Bank of Singapore and Chairman of its Audit Committee Board Director (Committee Member) of Stock Exchange of Singapore Ltd Member of Council on Corporate Disclosure and Governance of Ministry of Finance Member of the External Audit Committee of International Monetary Fund Member of the Standards Advisory Council of the International Accounting Standards
Present	Chairman of Great Eastern Holdings Limited Chairman of The Great Eastern Life Assurance Co Ltd Chairman of The Overseas Assurance Corporation Ltd Chairman of Great Eastern General Insurance Company Sdn Bhd Chairman of Great Eastern Capital (Malaysia) Sdn Bhd Chairman of Great Eastern Life Assurance (Malaysia) Berhad Chairman of Overseas Assurance Corporation (Holdings) Berhad Chairman of Overseas Assurance Corporation (Malaysia) Berhad Director of Banyan Tree Holdings Limited Director of Metro Holdings Limited Director of Zender-Fang Associates Private Limited Board Member of the International Enterprise Singapore and Chairman of its Strategy Committee Member of Management Board of The Institute of Policy Studies Board Member of the Public Utilities Board and Chairman of its Audit Committee

>> Information required pursuant to Listing Rule 704(7)(h)

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No

(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i) *	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)*	any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)	any business trust which has been	• No

* investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	
(iv) * any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No

in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?

(k) * Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• Yes
If yes, please provide details of prior experience.	Metro Holdings Limited, Director since 16 July 2008 Banyan Tree Holdings Limited, Director since 1 May 2008 Great Eastern Holdings Limited - Chairman since 1 April 2008

Footnotes	
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ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	07-Aug-2008
Time	19:21:02
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announcement of Appointment of Independent Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Singapore Telecommunications Limited**
ABN	**ARBN No. 096 701 567**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fang Ai Lian
Date of appointment	7 August 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
91,930 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	Nil

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	07-Aug-2008
Time	19:21:21
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Aug-2008 18:16:57
Announcement No.	00113

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	05-08-2008
2.	Name of Director *	Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	01-08-2008
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	10,784,283
As a percentage of issued share capital	0.0677 %
No. of Shares which are subject of this notice	151,000

As a percentage of issued share capital	0.0009 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.59086
No. of Shares held after the change	10,935,283
As a percentage of issued share capital	0.0687 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,984,825	14,214,906
As a percentage of issued share capital	0.0125 %	0.0893 %
No. of shares held after the change	1,984,825	14,365,906
As a percentage of issued share capital	0.0125 %	0.0902 %

Footnotes

Note: The deemed interest of 14,365,906 ordinary shares includes:
(i) 10,935,283 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 3,402,486 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

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ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	06-Aug-2008
Time	08:33:14
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Singapore Telecommunications Limited**
ABN	**ARBN No. 096 701 567**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	1 August 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Performance Share Plan. Dexia currently holds 10,935,283 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	1 August 2008

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20080801)

No. of securities held prior to change	1,984,825 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 10,784,283 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	151,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$3.59086
No. of securities held after change	1,984,825 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 10,935,283 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 3,402,486 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	06-Aug-2008
Time	08:33:44
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Announcement of Appointment of Group Chief Financial Officer *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2008 18:13:33
Announcement No.	00087

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	01-09-2008
Name of person *	Jeann Low Ngiap Jong
Age *	47
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	Following Mr Francis Heng Hang Song's resignation, Ms Jeann Low Ngiap Jong, who is currently Chief Financial Officer of Optus, will be appointed as Group Chief Financial Officer with effect from 1 September 2008. Ms Low has been with the SingTel Group since 1998 and has served in various capacities including Executive Vice President (Strategic Investments) and Group Financial Controller. She will continue with her current role as CFO of Optus. Ms Low was selected based on her qualifications and work experience.
Whether appointment is executive, and if so, the area of responsibility *	Executive Responsible for Singapore Telecommunications Limited ("SingTel") Group's financial functions, including corporate finance, treasury, tax, insurance and risk management and investor relations.
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Group Chief Financial Officer
Working experience and occupation(s) during the past 10 years *	Chief Financial Officer (Optus), SingTel - 1 February 2006 to present Executive Vice President (Strategic Investments), SingTel - 16 November 2004 to 31 January 2006 Group Financial Controller, SingTel - 12 October 1998 to 15 November 2004 Vice President (Finance, HR and Administration), Aztech Systems Ltd - July 1993 to October 1998

Shareholding * in the listed issuer and its subsidiaries *	1,887,568 ordinary shares in SingTel

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

Conflict of interest (including any competing business) *	Nil

>> Other Directorships#

These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	Global Page Pte Ltd Thai Page Pte Ltd InfoCom Holding Company Pte Ltd InfoCom Consultancy Services Pte. Ltd. TE International (S) Pte Ltd SingTel Investments Private Limited TeleTech Park Pte Ltd INS Holdings Pte Ltd STI (Australia) Holding Pte Ltd SingTel Consultancy Pte. Ltd. SingTel Asia Pacific Investments Pte. Ltd. SingTel Australia Holding Pte Ltd Lycos Asia Limited Lycos Asia (Singapore) Pte Ltd SingTel Digital Media Pte. Ltd. SingTel hello! Pte. Ltd. SingTel Group Treasury Pte. Ltd. Network i2i Limited Bharti Aquanet Limited Globe Telecom, Inc. AsiaCom Philippines, Inc. Pacific Bangladesh Telecom Limited Viridian Limited Bharti Airtel Limited Bharti Telecom Limited SingTel ADSB (Netherlands) B.V. Singapore Telecom ADSB (Netherlands Antilles) N.V. Advance Info Service Public Company Ltd Digital Phone Company Limited Advanced Contact Centre Company Limited DataNetwork Solutions Company Limited Mobile From Advance Company Limited SingTel i2i Private Limited
Present	Integrated Data Services Limited SingTel Services Australia Pty. Limited Singapore Telecom Australia Pty Limited Singapore Telecom Australia Investments Pty Limited Cable & Wireless Optus Satellites Pty Limited SingTel Optus Pty Limited Optus Administration Pty Limited Optus Billing Services Pty Limited Optus CMM Holdings Pty Limited Optus Data & Business Holdings Pty Limited Optus Data Centres Pty Limited Optus E_Solutions Pty Ltd Optus Finance Pty Limited Optus Insurance Services Pty Limited Optus Internet Pty Limited Optus Investments Pty Limited Optus Mobile Holdings Pty Limited

	Optus Mobile Investments Pty Limited Optus Mobile Pty Limited Optus Multimedia Pty Limited Optus Networks Pty Limited Optus Rental & Leasing Pty Limited Optus Retailco Pty Limited Optus Stockco Pty Limited Optus Superannuation Pty Limited Optus Systems Pty Limited Optus Vision Pty Limited Satellite Platform Investment Pty Limited Source Integrated Networks Pty Ltd XYZED Pty Ltd XYZed LMDS Holdings Pty Limited AUSSAT Finance Limited AUSSAT New Zealand Limited Reef Networks Pty Limited Uecomm Limited XYZed LMDS Pty Limited Microplex Pty Limited World Wide Web Pty Limited SIMplus Mobile Pty Ltd Billing Services Australia Pty Ltd Membertel Pty Limited t/a Oxygen Optus E-Commerce Pty Limited Yes Direct Pty Limited Optus Kylie Holdings Pty Limited Optus Telephony Pty Limited Optus Epayments Ventures Pty Limited Optus Calling Cards Pty Limited MovieVision Pty Limited Optus Vision Holdings Pty Limited Optus Vision Interactive Pty Limited Optus Vision Media Pty Limited Optus Vision Investments Pty Limited AUE Music TV Pty Limited VR Music TV Pty Limited AUEVR Music TV Pty Limited Optus Broadband Pty Limited Optus Narrowband Pty Limited Optus Share Plan Pty Limited UE Access Pty Limited UE Vialight Pty Limited Uecomm Operations Pty Limited Uecomm Share Plans Custodian Pty Limited Unite.Com Pty Limited Virgin Mobile Pty Limited Alphawest Limited Alpha West Holdings Limited Alphawest Services Pty Limited The Net Effect Pty Limited Path Communications Pty Limited Evolution IS (ACT) Limited Evolution IS Pty Limited Alpha West ERP Pty Limited Perpetual Systems Pty Limited Inform Systems Australia Pty Limited CV Services International Wholesale Pty Limited Virgin Mobile (Australia) Pty Limited Vanilla Shelf Co No. 2 Pty Limited Virgin Mobile (Australia) Services Pty Limited

>> Information required pursuant to Listing Rule 704(7)(h)

Disclose the following matters concerning an appointment of director, chief executive officer,

general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No

(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i) *	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)*	any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii) *	any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv) *	any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
	in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) *	Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	•

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

Close Window

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	05-Aug-2008
Time	08:29:05
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announcement of Appointment of Group Chief Financial Officer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2008 17:39:51
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments	App3B-310708-sgx.pdf Total size = **299K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 30 June 2008 468,230,889 Net transfers* (12,154,754) At 31 July 2008 456,076,135 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
456,076,135 (as at 31 July 2008)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,469,006,666 (as at 31 July 2008)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		20,832,680 (as at 31 July 2008)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 August 2008

Chan Su Shan
Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 31 July 2008

Rank	Name	Units	% of Issued CDI's
1	NATIONAL NOMINEES LIMITED	117,818,903	25.83
2	J P MORGAN NOMINEES AUSTRALIA LIMITED	46,635,632	10.23
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	33,512,003	7.35
4	ANZ NOMINEES LIMITED <CASH INCOME A/C>	26,403,244	5.79
5	CITICORP NOMINEES PTY LIMITED	19,529,366	4.28
6	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	12,786,390	2.80
7	COGENT NOMINEES PTY LIMITED	11,898,048	2.61
8	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	9,436,770	2.07
9	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	8,917,680	1.96
10	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,505,151	1.43
11	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	5,600,000	1.23
12	AUSTRALIAN REWARD INVESTMENT ALLIANCE C/O J P MORGAN NOMINEES AUSTRALIA LIMITED	5,408,503	1.19
13	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,561,643	1.00
14	J P MORGAN NOMINEES AUSTRALIA LIMITED	4,553,640	1.00
15	AMP LIFE LIMITED	4,288,428	0.94
16	CREDIT SUISSE SECURITIES (EUROPE) LTD <COLLATERAL A/C>	4,250,000	0.93
17	CITICORP NOMINEES PTY LTD <CWLTH BANK OFF SUPER A/C>	4,024,843	0.88
18	THE AUSTRALIAN NATIONAL UNIVERSITY	3,650,000	0.80
19	CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS SMALL COMP A/C>	3,590,571	0.79
20	CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS AUST SHRE A/C>	3,103,071	0.68
	Top 20 holders of ORD & DEF GROUPED as at 31 July 2008	**336,473,886**	**73.79**

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	05-Aug-2008
Time	08:27:51
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	05-Aug-2008
Time	08:28:43
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 securityholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Announcement of Cessation as Group Chief Financial Officer *	
* Asterisks denote mandatory information	

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2008 13:31:39
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Name of person *	Heng Hang Song, Francis
Age *	48
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	01-09-2008
Detailed Reason(s) for cessation *	Personal reasons
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	Yes
If yes, please elaborate *	Ms Jeann Low Ngiap Jong, who is currently Chief Financial Officer of Optus, will be appointed as Group Chief Financial Officer with effect from 1 September 2008. She will continue with her current role as CFO of Optus
Date of Appointment to current position *	09-03-2007
Job Title (e.g. Lead ID, AC	Group Chief Financial Officer

Chairman, AC Member etc.) *	
Role and responsibilities *	Responsible for Singapore Telecommunications Limited ("SingTel") Group's financial functions, including corporate finance, treasury, tax, insurance and risk management and investor relations
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors currently resident in Singapore (taking into account this cessation) *	2
Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	1

Shareholding * in the listed issuer and its subsidiaries *	1,680 ordinary shares in SingTel

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

>> Other Directorships

Past (for the last 5 years) *	Fusiontech Pte Ltd SAS Component Group A/S
Present *	SingTel Asian Investments Pte Ltd SingTel Strategic Investments Pte Ltd SingTel Investments Private Limited Singapore Telecom Australia Investments Pty Limited SingTel Optus Pty Limited SingTel Australia Investment Ltd. Bharti Airtel Limited Bharti Telecom Limited Assisi Hospice

Footnotes	

Attachments	Total size = **0** (2048K size limit recommended)

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ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Aug-2008
Time	15:38:40
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announcement of Cessation as Group Chief Financial Officer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

END